Exhibit 99.3
Consolidated financial statements

Management's responsibility for financial reporting
These financial statements form the basis for all of the financial information that appears in this report.
The financial statements and all of the information in this report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Ernst & Young LLP, Independent Registered Public Accounting Firm, have audited the financial statements.
Management has prepared the financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities in this report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Curtis Millen
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax
March 5, 2026

2 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of BCE Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of BCE Inc. (the “Company”) as of December 31, 2025, the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and the related notes, (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and its financial performance and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2026 expressed an unqualified opinion thereon.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Estimation of recoverable amount of goodwill and intangible assets - Bell Media
Description of the matter
As discussed in Notes 2, 8, 20 and 23 to the consolidated financial statements, goodwill and indefinite-life intangible assets within the Bell Media group (“Bell Media”) cash generating units (“CGUs”) or group of CGUs are tested at least annually for impairment or more frequently when indicators of impairment are identified. During the third quarter of 2025, the decline in legacy advertising demand and spending in the linear advertising market was identified as an impairment indicator for certain Bell Media CGUs. The estimate of the recoverable amount of the CGUs and group of CGUs is based on the fair value less costs to sell using discounted cash flows and market approaches. As a result of this assessment, management recognized aggregate impairment charges of $976 million for intangible and other assets of the English and French TV services, radio markets and out of home advertising business within the Bell Media segment.
Auditing the recoverable amounts of certain CGUs within, and the group of CGUs comprising, the Bell Media segment was determined to be a critical audit matter as it involved significant auditor judgement primarily due to the sensitivity of the estimated recoverable amounts to underlying significant assumptions. Significant assumptions included operating cash flow projections, market multiple data, discount rates and perpetuity growth rates. The significant assumptions used in the valuation models are forward-looking, and changes in these assumptions can have a material effect on the determination of the recoverable amount.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment processes. Our procedures included testing controls over management’s review of the valuation models and the determination of the significant assumptions described above.
Our audit procedures to test management’s impairment assessment included, among others, assessing the valuation methodologies and significant assumptions mentioned above and the underlying data used to develop such assumptions. We compared the operating cash flow forecasts used to estimate the recoverable amount to historical results, plans communicated to senior management and/or to underlying documentation and external market and industry data. With the involvement of our valuation specialists, we assessed the valuation methodologies applied, developed an independent range of reasonable discount rates and compared those to the Company's rates, assessed the perpetuity growth rate for certain CGUs and the group of CGUs for reasonableness based on publicly available market data, and evaluated market multiples applied for certain CGUs and the group of CGUs against precedent transactions and comparable public information. We performed sensitivity analyses over the Company's significant assumptions to determine the impact of such changes on the recoverable amount of certain CGUs and the group of CGUs.
Acquisition of Ziply Fiber - Valuation of certain network infrastructure and equipment assets
Description of the matter
As disclosed in Notes 1, 2 and 4 to the consolidated financial statements, on August 1, 2025, the Company acquired Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (“Ziply Fiber”)) for cash consideration of $5.01 billion. The net identifiable assets acquired were recognized at their fair value as of the acquisition date, which included $2.97 billion related to network infrastructure and equipment assets. This required estimates in determining the replacement cost of Ziply Fiber’s network infrastructure and equipment assets acquired.
Auditing the Company’s valuation of certain network infrastructure and equipment assets in the acquisition of Ziply Fiber was determined to be a critical audit matter as it involved a high degree of auditor judgement in evaluating the valuation methodologies and replacement cost assumptions used by management. Additionally, the audit effort associated with these assumptions required the involvement of our valuation specialists.
How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s process for estimating the fair value of the network infrastructure and equipment assets, including replacement cost assumptions.
To test the fair value of certain of the Company’s acquired network infrastructure and equipment assets, we performed audit procedures that included, among others, involving our valuation specialists to assist in evaluating the appropriateness of the Company’s valuation methodologies and significant assumptions used. We assessed the reasonability of replacement cost assumptions by comparing to historical records of Ziply Fiber for a sample of underlying network infrastructure and equipment assets. We involved our valuation specialists to assist in our evaluation of the replacement cost assumptions for a sample of certain network infrastructure and equipment assets by comparing to historical records of Ziply Fiber and to available market data.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2024.
Montréal, Canada
March 5, 2026

4 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of BCE Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2024, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024, and its financial performance and its cash flows for the year ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Montréal, Canada
March 6, 2025

We began serving as the Company’s auditor in 1880. In 2025 we became the predecessor auditor.

Consolidated income statements

For the year ended December 31 (in millions of Canadian dollars, except share amounts)	Note			2025	2024
Operating revenues			3	24,468	24,409
Operating costs		3,	5	(13,810)	(13,820)
Severance, acquisition and other costs			6	(517)	(454)
Depreciation			18	(3,861)	(3,758)
Amortization			20	(1,377)	(1,283)
Finance costs
Interest expense			7	(1,775)	(1,713)
Net return on post-employment benefit plans			28	102	66
Impairment of assets	8,	18,	20	(1,027)	(2,190)
Net gains on investments			9	5,217	57
Other income (expense) (1)			10	287	(362)
Income taxes			11	(1,193)	(577)
Net earnings				6,514	375
Net earnings attributable to:
Common shareholders				6,305	163
Preferred shareholders				155	181
Non-controlling interest			37	54	31
Net earnings				6,514	375
Net earnings per common share - basic and diluted			12	6.79	0.18
Weighted average number of common shares outstanding - basic (millions)			12	929.1	912.3
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.
6 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Consolidated statements of comprehensive income

For the year ended December 31 (in millions of Canadian dollars)	Note	2025	2024
Net earnings		6,514	375
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($201) million and $144 million for 2025 and 2024, respectively		551	(393)
Loss on cumulative translation adjustment		(37)	—
Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($229) million and ($213) million for 2025 and 2024, respectively	28	630	583
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($40) million and ($38) million for 2025 and 2024, respectively		253	239
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $6 million and ($21) million for 2025 and 2024, respectively		(15)	59
Other comprehensive income		1,382	488
Total comprehensive income		7,896	863
Total comprehensive income attributable to:
Common shareholders		7,689	648
Preferred shareholders		155	181
Non-controlling interest	37	52	34
Total comprehensive income		7,896	863

Consolidated statements of financial position

(in millions of Canadian dollars)	Note		December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash			314	1,572
Cash equivalents			6	—
Short-term investments			—	400
Trade and other receivables		13	4,474	4,489
Inventory	8,	14	389	420
Contract assets		15	575	477
Contract costs		16	849	702
Prepaid expenses		8	379	259
Other current assets			414	524
Assets held for sale		17	7	80
Total current assets			7,407	8,923
Non-current assets
Contract assets		15	272	282
Contract costs		16	959	888
Property, plant and equipment	8,	18	33,541	30,001
Intangible assets	8,	20	17,234	16,786
Deferred tax assets		11	178	136
Investments in associates and joint ventures		21	396	341
Post-employment benefit assets		28	4,310	3,578
Other non-current assets		22	2,637	2,289
Goodwill	4,	23	13,231	10,261
Total non-current assets			72,758	64,562
Total assets			80,165	73,485
LIABILITIES
Current liabilities
Trade payables and other liabilities		24	4,392	4,507
Contract liabilities		15	872	774
Interest payable			435	392
Dividends payable			425	933
Current tax liabilities			567	42
Debt due within one year		25	6,155	7,669
Liabilities held for sale		17	10	529
Total current liabilities			12,856	14,846
Non-current liabilities
Contract liabilities		15	374	350
Long-term debt		26	34,904	32,835
Deferred tax liabilities		11	6,105	5,244
Post-employment benefit obligations		28	1,151	1,204
Other non-current liabilities		29	1,465	1,646
Total non-current liabilities			43,999	41,279
Total liabilities			56,855	56,125
Commitments and contingencies		35
EQUITY
Equity attributable to BCE shareholders
Preferred shares		31	3,288	3,533
Common shares		31	21,493	20,860
Contributed surplus		31	1,308	1,278
Accumulated other comprehensive income (loss)			573	(159)
Deficit			(3,642)	(8,441)
Total equity attributable to BCE shareholders			23,020	17,071
Non-controlling interest		37	290	289
Total equity			23,310	17,360
Total liabilities and equity			80,165	73,485

8 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Consolidated statements of changes in equity

		Attributable to BCE shareholders
					Accumulated other comprehensive (loss) income
For the year ended December 31, 2025 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contri- buted surplus	Publicly-traded and privately-held invest-ments	Derivatives designated as cash-flow hedges	Cumulative translation adjust- ment	Deficit	Total	Non- controlling interest	Total equity
Balance at December 31, 2024		3,533	20,860	1,278	658	(817)	—	(8,441)	17,071	289	17,360
Net earnings		—	—	—	—	—	—	6,460	6,460	54	6,514
Other comprehensive income (loss)		—	—	—	253	538	(37)	630	1,384	(2)	1,382
Total comprehensive income (loss)		—	—	—	253	538	(37)	7,090	7,844	52	7,896
Common shares issued under dividend reinvestment plan	31	—	633	—	—	—	—	—	633	—	633
Other share-based compensation	31	—	—	(33)	—	—	—	14	(19)	—	(19)
Repurchase of preferred shares	31	(245)	—	63	—	—	—	—	(182)	—	(182)
Dividends declared on BCE common and preferred shares		—	—	—	—	—	—	(2,305)	(2,305)	—	(2,305)
Dividends declared by subsidiaries to non- controlling interest		—	—	—	—	—	—	—	—	(51)	(51)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	—	(22)	—	—	(22)	—	(22)
Balance at December 31, 2025		3,288	21,493	1,308	911	(301)	(37)	(3,642)	23,020	290	23,310

		Attributable to BCE shareholders
					Accumulated other comprehensive loss
For the year ended December 31, 2024 (in millions of Canadian dollars)	Note	Preferred shares	Common shares	Contri- buted surplus	Publicly-traded and privately-held investments (1)	Derivatives designated as cash-flow hedges (1)	Deficit	Total	Non- controlling interest	Total equity
Balance at December 31, 2023		3,667	20,859	1,258	419	(461)	(5,513)	20,229	328	20,557
Net earnings		—	—	—	—	—	344	344	31	375
Other comprehensive income (loss)		—	—	—	239	(337)	583	485	3	488
Total comprehensive income (loss)		—	—	—	239	(337)	927	829	34	863
Other share-based compensation	31	—	1	(22)	—	—	(33)	(54)	—	(54)
Repurchase of preferred shares	31	(134)	—	42	—	—	—	(92)	—	(92)
Dividends declared on BCE common and preferred shares		—	—	—	—	—	(3,827)	(3,827)	—	(3,827)
Dividends declared by subsidiaries to non- controlling interest		—	—	—	—	—	—	—	(68)	(68)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	—	(19)	—	(19)	—	(19)
Acquisition of minority interest		—	—	—	—	—	5	5	(5)	—
Balance at December 31, 2024		3,533	20,860	1,278	658	(817)	(8,441)	17,071	289	17,360
(1)We have presented amounts from the previous period to make them consistent with the presentation for the current period.

Consolidated statements of cash flows

For the year ended December 31
(in millions of Canadian dollars)	Note			2025	2024
Cash flows from operating activities
Net earnings				6,514	375
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs			6	517	454
Depreciation and amortization	18	,	20	5,238	5,041
Post-employment benefit plans cost			28	96	142
Net interest expense				1,696	1,590
Impairment of assets			8	1,027	2,190
Net gains on investments			9	(5,217)	(57)
Net early debt redemption gains			10	(249)	—
Net equity losses from investments in associates and joint ventures			10	—	247
Income taxes			11	1,193	577
Contributions to post-employment benefit plans			28	(49)	(52)
Payments under other post-employment benefit plans			28	(59)	(61)
Severance and other costs paid				(425)	(330)
Interest paid				(1,808)	(1,759)
Income taxes paid (net of refunds)				(737)	(783)
Acquisition and other costs paid				(87)	(52)
Net change in operating assets and liabilities				(657)	(534)
Cash flows from operating activities				6,993	6,988
Cash flows used in investing activities
Capital expenditures			3	(3,700)	(3,897)
Decrease in short-term investments				400	600
Business acquisitions			4	(4,905)	(624)
Business dispositions				102	—
Increase in investments (1)				(83)	(34)
Decrease in investments (1)			17	4,684	12
Spectrum licences			20	(3)	(531)
Other investing activities (1)				(95)	36
Cash flows used in investing activities				(3,600)	(4,438)
Cash flows used in financing activities
Increase in notes payable				452	1,945
Issue of long-term debt			26	7,809	3,834
Repayment of long-term debt			26	(10,092)	(3,303)
Purchase of shares for settlement of share-based payments			32	(216)	(235)
Repurchase of preferred shares			31	(182)	(92)
Cash dividends paid on common shares				(2,026)	(3,613)
Cash dividends paid on preferred shares				(151)	(187)
Cash dividends paid by subsidiaries to non-controlling interest			37	(51)	(68)
Other financing activities				(189)	(31)
Cash flows used in financing activities				(4,646)	(1,750)
Effect of currency exchange rate changes on cash and cash equivalents				1	—
Net (decrease) increase in cash				(1,258)	1,025
Cash at beginning of year				1,572	547
Cash at end of year				314	1,572
Net increase (decrease) in cash equivalents				6	(225)
Cash equivalents at beginning of year				—	225
Cash equivalents at end of year				6	—
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.
10 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Notes to consolidated financial statements
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing products and services in Canada and, subsequent to the acquisition of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)) on August 1, 2025, in the Pacific Northwest of the United States (U.S.). Bell Communication and Technology Services (Bell CTS) includes our Bell CTS Canada segment which provides wireless, wireline, Internet, streaming services, and television (TV) services to residential, business and wholesale customers in Canada and our Bell CTS U.S. segment which provides wireline, Internet and TV services to residential, business and wholesale customers in the Pacific Northwest of the U.S. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home (OOH) advertising, and digital media services to customers nationally across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 5, 2026.

Note 2     Material accounting policies
A) Basis of presentation
The financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.
All amounts are in millions of Canadian dollars, except where noted.
Functional currency
The financial statements are presented in Canadian dollars, BCE’s functional currency.
Ziply Fiber's functional currency is the U.S. dollar. Assets and liabilities of foreign operations that have a functional currency other than the Canadian dollar are translated at the exchange rate in effect as at the date of the consolidated statements of financial position (statements of financial position). Revenues and expenses are translated at average exchange rates for the period, where the average exchange rates approximate the exchange rates at the dates of the transactions. The resulting foreign currency translation adjustments are recognized in Other comprehensive income.
B) Basis of consolidation
We consolidate the financial statements of all of our subsidiaries.
The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Intercompany transactions, balances, income and expenses are eliminated on consolidation.
C) Revenue from contracts with customers
Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.
For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.
A contract asset is recognized in the statements of financial position when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.
Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in Contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.
Bell CTS Canada and Bell CTS U.S. segment revenues
We recognize product revenues from the sale of equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.
For wireless products and services that are sold separately, customers usually pay in full at the time of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, including device financing plans, customers pay monthly over a contract term of up to 24 months, with an option to finance any remaining device balance over an additional 12 months. If they include a significant financing component, device financing plan receivables are discounted at market rates and interest revenue is accreted over the contractual repayment period.
For wireline customers, products are usually paid in full at the time of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can extend up to ten years.
Bell Media segment revenues
We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or applications or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Advertising customer payments and subscriber fees earned from distributors are usually due monthly as the services are provided. Customer payments for direct-to-consumer subscriber fees are paid in full at the time of the sale.
See Note 3, Segmented information, for additional details.
D) Share-based payments
Our share-based payment arrangements include an employee savings plan (ESP), restricted share units (RSUs) and performance share units (PSUs), deferred share units (DSUs) and stock options.
ESP
We recognize our ESP contributions as compensation expense in Operating costs in the consolidated income statements (income statements) over the two-year vesting period, with a corresponding credit to contributed surplus. The value of an ESP at the grant date is equal to the value of one BCE common share. Additional ESPs are issued to reflect dividends declared on BCE common shares. Upon settlement of shares under the ESP, any difference between the cost of BCE common shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
RSUs/PSUs
For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus. The value of a RSU/PSU at the grant date is equal to the value of one BCE common share or the value estimated using a Monte Carlo simulation for PSUs that include relative total shareholder return as a performance condition. Additional RSUs/PSUs are issued to reflect dividends declared on BCE common shares. Upon settlement of the RSUs/PSUs, any difference between the cost of BCE common shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.

12 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

DSUs
If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received, with a corresponding credit to contributed surplus. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the Board. Upon settlement of the DSUs, any difference between the cost of BCE common shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
Stock options
The fair value of options granted is determined using a variation of a binomial option pricing model that takes into account factors specific to the stock option plan. We recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus.
When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.
E) Income and other taxes
Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in other comprehensive income or directly in equity.
We use the liability method to account for deferred tax assets and liabilities, which arise from:
•temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases
•the carryforward of unused tax losses and credits, to the extent they can be used in the future
Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.
As required by IFRS Accounting Standards, we do not recognize or disclose information about deferred tax assets and liabilities related to the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules.
Investment tax credits (ITCs), other tax credits and government grants
We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITCs or government grants relate.
F) Cash equivalents and other short-term deposits
Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase and are measured at amortized cost. Short-term deposits with original maturities of more than three months are included in Short-term investments in the statements of financial position and are measured at amortized cost.
G) Securitization of receivables
Proceeds on the securitization of receivables are recognized as a collateralized borrowing as we do not transfer substantially all the risks and rewards of ownership to another entity.
H) Inventory
We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) Property, plant and equipment
We record property, plant and equipment at cost. Cost includes expenditures that are directly attributable to the acquisition or construction of the asset, including the purchase cost and labour.
Borrowing costs are capitalized for qualifying assets if the time to build or develop the asset is in excess of one year, at a rate that is based on the weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other income (expense) in the income statements.
Leases
We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.
We adopted IFRS 16 - Leases as of January 1, 2019. Certain finance leases entered into prior to 2019 were initially measured under IAS 17 - Leases, as permitted by the transition provisions of IFRS 16.
IFRS 16
We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.
Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:
•fixed (and in-substance fixed) lease payments, less any lease incentives
•variable lease payments that depend on an index or rate
•payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)
Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.
Right-of-use assets are measured at cost and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.
Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in operating costs in the period in which the event or condition that triggers those payments occurs.
As lessor, a lease is classified as a finance lease if substantially all of the risks and rewards incidental to ownership of the underlying asset is transferred to the lessee, otherwise the lease is classified as an operating lease. Finance leases are recognized in the statements of financial position as a net investment in lease, comprised mainly of the present value of lease payments not yet received. Lease payments received under operating leases are recognized in the income statements on a straight-line basis.
IAS 17
Prior to 2019, under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we recorded an asset and a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments, excluding non-lease components.

14 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Asset retirement obligations (AROs)
We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.
J) Intangible assets
Finite-life intangible assets
Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.
Software
We record internal-use software at cost. Cost includes expenditures that are directly attributable to the acquisition or development of the software, including the purchase cost and labour.
Software development costs are capitalized when all the following conditions are met:
•technical feasibility can be demonstrated
•management has the intent and the ability to complete the asset for use or sale
•it is probable that economic benefits will be generated
•costs attributable to the asset can be measured reliably
Customer relationships
Customer relationship assets are acquired through business acquisitions and are recorded at fair value at the date of acquisition.
Program and feature film rights
We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of distribution through broadcasting, digital media and streaming services. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and liabilities for obligations incurred when:
•we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
•the licence term commences for licence period extensions or syndicated programs
Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.
Indefinite-life intangible assets
Brand assets, mainly comprised of the Bell, Bell Media, Bell MTS and Ziply Fiber brands, and broadcast licences are acquired through business acquisitions and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on the weighted average interest rate on our outstanding long-term debt.
Currently, there are no legal, regulatory, competitive or other factors that limit the useful lives of our indefinite-life intangible assets.

K) Depreciation and amortization
We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

Estimated useful life
Property, plant and equipment
Network infrastructure and equipment	2 to 40 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	2 to 26 years
Program and feature film rights	Up to 5 years
L) Investments in associates and joint arrangements
Our financial statements incorporate our share of the results of our associates and joint arrangements using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other income (expense) in the income statements.
Investments in associates and joint arrangements are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.
Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.
We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.
M) Business acquisitions and goodwill
Business acquisitions are accounted for using the acquisition method. The consideration transferred in a business acquisition is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.
Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other income (expense) in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position.
N) Impairment of non-financial assets
Goodwill and indefinite-life intangible assets are tested for impairment annually and when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.
Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.
Goodwill impairment testing
We perform an annual test for goodwill impairment in the fourth quarter for each of our cash-generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.
A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.
We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including
16 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

any impact from changes in interest rates and inflation. We recognize an impairment charge in the income statements by reducing the carrying value of goodwill when the recoverable amount of a CGU or group of CGUs to which goodwill is allocated is less than its carrying value. Any impairment charge in excess of the carrying value of the related goodwill reduces the carrying value of each of the other assets of the corresponding CGU or groups of CGUs on a pro rata basis, not below the recoverable amount of each asset.
For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information.
O) Financial instruments and contract assets
We measure trade and other receivables, including wireless device financing plan receivables, at amortized cost using the effective interest method, net of any allowance for doubtful accounts.
Our portfolio investments in equity securities are classified as fair value through other comprehensive income and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive income (loss) to the Deficit in the statements of financial position when realized.
Other financial liabilities, which include trade payables and accruals, compensation payable, interest payable and long-term debt, are recorded at amortized cost using the effective interest method.
We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information, including interest rates and inflation. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.
The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.
P) Derivative financial instruments
We use derivative financial instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares. We do not use derivative financial instruments for speculative or trading purposes.
Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.
Hedge accounting
Fair value hedges
We use cross currency interest rate swaps to manage foreign currency and interest rate risk on certain U.S. dollar long-term debt. We use interest rate swaps, including forward starting interest rate swaps, to manage the interest rate risk on certain long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other income (expense) in the income statements and offset each other, except for any ineffective portion of the hedging relationship.
Cash flow hedges
We use foreign currency forward contracts and options to manage foreign currency risk relating to anticipated purchases denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in Other comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other income (expense) in the income statements. Realized gains and losses in Accumulated other comprehensive income (loss) are reclassified to the income statements or to the initial cost of the related non-financial asset in the same periods as the corresponding hedged transactions are recognized.
We use foreign currency forward contracts to manage foreign currency risk relating to our U.S. dollar debt under our commercial paper program and securitization of receivables program. Changes in the fair value of these derivatives are recognized in Other income (expense) in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective.
We use cross currency interest rate swaps and foreign currency swaps to manage foreign currency and interest rate risk related to certain U.S. dollar long-term debt. We also use interest rate swaps, including forward starting interest rate swaps, to manage the interest rate risk related to certain Canadian dollar long-term debt. Changes in the fair value of these derivatives are recognized in Other comprehensive income, except for amounts recorded in Other income (expense) in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective.
We use forward starting interest rate swaps to manage interest rate risk related to certain future debt issuances. Changes in the fair value of these derivatives are recognized in Other comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other income (expense) in the income statements. Realized gains and losses in Accumulated other comprehensive income (loss) are reclassified to Interest expense in the income statements over the term of the related debt, once issued.
We use foreign currency forward contracts to manage foreign currency risk relating to anticipated business acquisitions. Changes in the fair value of these derivatives are recognized in Other comprehensive income, except for any portion of the hedging relationship which is ineffective and is recognized in Other income (expense) in the income statements. Realized gains and losses in Accumulated other comprehensive income (loss) are reclassified to the initial cost of the acquired entity at the date of acquisition.
Hedges of a net investment in foreign operations
We use U.S. dollar long-term debt to hedge a portion of the U.S. currency exposure related to our net investment in Ziply Fiber. Foreign currency translation gains and losses related to the U.S. dollar long-term debt are recognized in Other comprehensive income to partially offset the corresponding cumulative translation adjustment.
Derivatives used as economic hedges
We use derivatives to manage cash flow exposures related to our equity settled share-based payment plans and anticipated purchases in foreign currencies, interest rate risk related to preferred share dividend rate resets and interest rate risk related to existing and anticipated debt issuances. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Other income (expense).
Q) Post-employment benefit plans
Defined benefit (DB) and other post-employment benefit (OPEB) plans
We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.
We provide OPEBs to some of our employees, including:
•health care and life insurance benefits during retirement, which have been phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.
•other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances
We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:
•the projected unit credit method, prorated on years of service, which takes into account future pay levels
•a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans
•management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy
We value post-employment benefit plan assets at fair value using current market values.
Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive income in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.
December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management's assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2024.

18 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Defined contribution (DC) pension plans
We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.
We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.
When eligible, new employees can only participate in the DC pension plans.
R) Provisions
Provisions are recognized when all the following conditions are met:
•the company has a present legal or constructive obligation based on past events
•it is probable that an outflow of economic resources will be required to settle the obligation
•the amount can be reasonably estimated
Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.
S) Estimates and key judgments
When preparing the financial statements, management makes estimates and judgments relating to:
•reported amounts of revenues and expenses
•reported amounts of assets and liabilities
•disclosure of contingent assets and liabilities
We base our estimates on a number of factors, including but not limited to historical experience, current events, economic and financial market conditions such as interest rates, inflation and the risk of recession, geopolitical events and supply chain disruptions, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.
Estimates
Useful lives of property, plant and equipment and finite-life intangible assets
Property, plant and equipment and finite-life intangible assets represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our sustainability initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.
Business acquisitions
We use various estimates, including replacement costs, customer churn and discount rates, in determining the fair value assigned to assets acquired and liabilities assumed in business acquisitions, in particular for property, plant and equipment and intangible assets.
Post-employment benefit plans
The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.
The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.
The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.
The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.
Revenue from contracts with customers
We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

Impairment of non-financial assets
We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.
Deferred taxes
The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.
Leases
The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.
Fair value of financial instruments
Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.
Contingencies
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.
Onerous contracts
A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.
Judgments
Post-employment benefit plans
The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.
Income taxes
The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.
Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.
Leases
The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options).
20 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.
Revenue from contracts with customers
The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.
CGUs
The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.
Contingencies
The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.
T) Future changes to accounting standards
The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the income statements of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In particular, the amendments clarify:
•the classification of financial assets with environmental, social and corporate governance and similar features
•the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met
The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

		These amendments will not have a significant impact on our financial statements.	Annual reporting periods beginning on or after January 1, 2026.

Note 3     Segmented information
The accounting policies used in our segment reporting are the same as those we describe in Note 2, Material accounting policies. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.
We measure the performance of each segment based on adjusted EBITDA, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other income (expense) are managed on a corporate basis and, accordingly, are not reflected in segment results.
On August 1, 2025, Bell Canada acquired Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S. providing wireline, Internet and TV services to residential, business and wholesale customers in this region. The results from the acquired Ziply Fiber operations are included in a new segment, Bell CTS U.S., from the date of acquisition.
Our results are subsequently reported in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media.
Substantially all of our operations and assets under our Bell CTS Canada and Bell Media segments are located in Canada. The operations and assets of our Bell CTS U.S. segment are located in the U.S.
Our Bell CTS Canada segment provides a wide range of communication products and services to consumer, business and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services, AI-driven solutions and business solutions), voice, streaming services, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as, in 2024, the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). In 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores.
Our Bell CTS U.S. segment, comprised of Ziply Fiber, provides wireline communication products and services over a combined fibre-based and copper-based network, to residential, business and wholesale customers in the Pacific Northwest of the U.S. Wireline products and services consist of data (including broadband Internet with varying speeds and value-added features, commercial ethernet, dedicated Internet-non-switched access and other data transport networking options) and voice (traditional and voice over Internet protocol (VoIP) voice services, including local, long distance, and unified communications as a service (UCaaS) and Video (IPTV)).
Our Bell Media segment holds a portfolio of assets providing premium video, audio, OOH advertising, and digital media services to customers nationally across Canada.

22 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Segmented information

For the year ended December 31, 2025	Note		Bell CTS Canada (1)	Bell CTS U.S. (2)	Bell CTS	Bell Media	Inter- segment eliminations	BCE
Operating revenues
External service revenues			18,000	392	18,392	2,815	—	21,207
Inter-segment service revenues			28	—	28	339	(367)	—
Operating service revenues			18,028	392	18,420	3,154	(367)	21,207
External/operating product revenues			3,261	—	3,261	—	—	3,261
Total external revenues			21,261	392	21,653	2,815	—	24,468
Total inter-segment revenues			28	—	28	339	(367)	—
Total operating revenues (3)			21,289	392	21,681	3,154	(367)	24,468
Operating costs		5	(11,584)	(221)	(11,805)	(2,372)	367	(13,810)
Adjusted EBITDA (4)			9,705	171	9,876	782	—	10,658
Severance, acquisition and other costs		6						(517)
Depreciation and amortization	18,	20						(5,238)
Finance costs
Interest expense		7						(1,775)
Net return on post-employment benefit plans		28						102
Impairment of assets		8						(1,027)
Net gains on investments		9						5,217
Other income		10						287
Income taxes		11						(1,193)
Net earnings								6,514
Property, plant and equipment		18	28,402	4,114	32,516	1,025	—	33,541
Finite-life intangible assets		20	6,007	862	6,869	952	—	7,821
Indefinite-life intangible assets		20	8,574	261	8,835	578	—	9,413
Goodwill		23	8,286	3,003	11,289	1,942	—	13,231
Capital expenditures			3,153	388	3,541	159	—	3,700
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber and its subsidiaries.
(2)Includes the results of Ziply Fiber exclusively.
(3)Revenues from Bell CTS Canada and Bell Media are substantially generated in Canada and revenues from Bell CTS U.S. are generated in the U.S.
(4)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

For the year ended December 31, 2024	Note		Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues			18,256	2,817	—	21,073
Inter-segment service revenues			27	334	(361)	—
Operating service revenues			18,283	3,151	(361)	21,073
External/operating product revenues			3,336	—	—	3,336
Total external revenues			21,592	2,817	—	24,409
Total inter-segment revenues			27	334	(361)	—
Total operating revenues (1)			21,619	3,151	(361)	24,409
Operating costs		5	(11,788)	(2,393)	361	(13,820)
Adjusted EBITDA (2)			9,831	758	—	10,589
Severance, acquisition and other costs		6				(454)
Depreciation and amortization	18,	20				(5,041)
Finance costs
Interest expense		7				(1,713)
Net return on post-employment benefit plans		28				66
Impairment of assets		8				(2,190)
Net gains on investments		9				57
Other expense (3)		10				(362)
Income taxes		11				(577)
Net earnings						375
Property, plant and equipment		18	28,880	1,121	—	30,001
Finite-life intangible assets		20	6,157	887	—	7,044
Indefinite-life intangible assets		20	8,611	1,131	—	9,742
Goodwill		23	8,266	1,995	—	10,261
Capital expenditures			3,746	151	—	3,897
(1)In 2024, we had two segments, Bell CTS and Bell Media, and their revenues were substantially generated in Canada.
(2)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(3)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
Revenues by services and products
The following table presents our revenues disaggregated by type of services and products by segment.

For the year ended December 31	2025	2024
Services (1)
Wireless voice and data	7,053	7,136
Wireline data (2)	8,439	8,117
Wireline voice (3)	2,520	2,672
Media (4)	2,882	2,830
Other wireline services	313	318
Total services	21,207	21,073
Products (5)
Wireless	2,634	2,715
Wireline (6)	627	621
Total products	3,261	3,336
Total operating revenues	24,468	24,409
(1)Our service revenues are generally recognized over time.
(2)Wireline data for the year ended December 31, 2025 includes $322 million of revenues from Bell CTS U.S.
(3)Wireline voice for the year ended December 31, 2025 includes $70 million of revenues from Bell CTS U.S.
(4)Includes Crave direct-to-consumer revenues.
(5)Our product revenues are generally recognized at a point in time.
(6)Included in the year ended December 31, 2025 is revenue from a finance lease related to our first artificial intelligence (AI) facility.

24 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 4     Business acquisitions and disposition
2025
Acquisition of Ziply Fiber
On August 1, 2025, Bell Canada completed the acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars). This transaction is expected to enhance Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities. The results of Ziply Fiber are included in our Bell CTS U.S. segment.
The allocation of the purchase price of Ziply Fiber includes provisional estimates, in particular for property, plant and equipment and intangible assets.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities and reflects adjustments to provisional estimates presented in Q3 2025, primarily for property, plant and equipment, intangible assets and deferred tax liabilities.

Total
Cash consideration paid (1)	5,013
Deemed settlement of loan (2)	103
Total cost to be allocated	5,116
Trade and other receivables	96
Prepaid expenses	43
Property, plant and equipment (3)	3,945
Finite-life intangible assets (4)	873
Indefinite-life intangible assets	263
Post-employment benefit assets	20
Trade payables and other liabilities	(207)
Contract liabilities	(44)
Debt due within one year (5)	(3)
Long-term debt (5)	(2,754)
Deferred tax liabilities	(257)
Post-employment benefit obligations	(43)
Other non-current liabilities	(4)
1,928
Cash and cash equivalents	166
Fair value of net assets acquired	2,094
Goodwill (6)	3,022
(1)Reflects a net gain of $7 million from the settlement of foreign exchange forwards and cash designated to hedge the Ziply Fiber acquisition cost. See Note 30, Financial and capital management, for additional details.
(2)On June 25, 2025, Bell Canada entered into an agreement to loan Ziply Fiber up to $150 million in U.S. dollars. On July 30, 2025, a first loan draw of $75 million in U.S. dollars ($103 million in Canadian dollars) was made by Ziply Fiber.
(3)Consists of network infrastructure and equipment of $2,973 million, land and buildings of $537 million and assets under construction of $435 million.
(4)Consists mainly of customer relationships.
(5)See Note 26, Long-term debt, for additional details.
(6)Goodwill arises principally from expected synergies and future growth, of which approximately $1,584 million is deductible for tax purposes. Goodwill was allocated to our Bell CTS U.S. group of CGUs.
Operating revenues of $392 million from Ziply Fiber are included in the income statements for the year ended December 31, 2025. BCE’s operating revenues for the year ended December 31, 2025 would have been $25,019 million had the acquisition of Ziply Fiber occurred on January 1, 2025. A net loss of $87 million from Ziply Fiber is included in the income statements for the year ended December 31, 2025 and reflects early debt redemption costs of $109 million, before taxes. See Note 26, Long-term debt for additional details. BCE’s net earnings for the year ended December 31, 2025 would have been $6,496 million had the acquisition of Ziply Fiber occurred on January 1, 2025. These proforma amounts reflect the purchase price allocation.

2024
Acquisition of OUTFRONT Media’s Canadian out-of-home media business
On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE Media Canada (OUTEDGE), for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment.
Pursuant to a consent agreement negotiated with the Competition Bureau, in April 2025, Bell Media disposed of 669 advertising displays in Québec and Ontario for proceeds of $14 million.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities and reflects adjustments to provisional estimates presented in 2024, primarily for property, plant and equipment and deferred tax liabilities.

Total
Cash consideration paid	429
Total cost to be allocated	429
Trade and other receivables	40
Other non-cash working capital	7
Assets held for sale	16
Property, plant and equipment	290
Finite-life intangible assets	17
Other non-current assets	30
Trade payables and other liabilities	(12)
Contract liabilities	(1)
Debt due within one year	(20)
Liabilities held for sale	(10)
Long-term debt	(100)
Deferred tax liabilities	(41)
Other non-current liabilities	(7)
209
Cash and cash equivalents	11
Fair value of net assets acquired	220
Goodwill (1)	209
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Media group of CGUs.
Operating revenues of $65 million from OUTEDGE are included in the income statements for the year ended December 31, 2024. BCE’s operating revenues for the year ended December 31, 2024 would have been $24,457 million had the acquisition of OUTEDGE occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the year ended December 31, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.

26 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Acquisition of Stratejm
On July 2, 2024, Bell Canada acquired Stratejm Inc. (Stratejm) for cash consideration of $78 million ($73 million net of cash acquired) and additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages artificial intelligence through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS Canada segment.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities and reflects adjustments to provisional estimates presented in 2024, primarily for finite-life intangible assets.

Total
Cash consideration paid	78
Contingent consideration (1)	11
Total cost to be allocated	89
Trade and other receivables	6
Other non-cash working capital	2
Finite-life intangible assets	21
Other non-current assets	1
Trade payables and other liabilities	(3)
Contract liabilities	(7)
Deferred tax liabilities	(6)
14
Cash and cash equivalents	5
Fair value of net assets acquired	19
Goodwill (2)	70
(1)The fair value of contingent consideration at the date of acquisition was estimated to be $11 million ($17 million at December 31, 2025).
(2)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS Canada group of CGUs.
Operating revenues of $10 million from Stratejm are included in the income statements for the year ended December 31, 2024. BCE’s operating revenues for the year ended December 31, 2024 would have been $24,421 million had the acquisition of Stratejm occurred on January 1, 2024. This pro forma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for the year ended December 31, 2024 and the impact on our net earnings would not have been significant had the acquisition occurred on January 1, 2024.
Proposed disposition of Northwestel
In June 2024, Bell Canada entered into an agreement for the disposition of Northwestel Inc. (Northwestel) to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for up to $1 billion, subject to adjustments. We previously expected this transaction to close in 2025 and we continue to work with Sixty North Unity to close the transaction in 2026. The transaction remains subject to certain closing conditions, including securing financing by Sixty North Unity and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS Canada segment.

Note 5     Operating costs

For the year ended December 31	Note	2025	2024
Labour costs
Wages, salaries and related taxes and benefits		(3,992)	(4,134)
Post-employment benefit plans service cost (net of capitalized amounts)	28	(198)	(208)
Other labour costs (1)		(883)	(987)
Less:
Capitalized labour		1,094	1,130
Total labour costs		(3,979)	(4,199)
Cost of revenues (2)		(7,720)	(7,705)
Other operating costs (3)		(2,111)	(1,916)
Total operating costs		(13,810)	(13,820)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.
Research and development expenses of $60 million and $66 million are included in operating costs for 2025 and 2024, respectively.

Note 6     Severance, acquisition and other costs

For the year ended December 31	2025	2024
Severance	(380)	(383)
Acquisition and other (1)	(137)	(71)
Total severance, acquisition and other costs	(517)	(454)
(1)Includes acquisition costs of $67 million relating to the acquisition of Ziply Fiber. See Note 4, Business acquisitions and disposition, for additional details.
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7     Interest expense

For the year ended December 31	2025	2024
Interest expense on long-term debt	(1,718)	(1,623)
Interest expense on other debt	(179)	(233)
Capitalized interest	122	143
Total interest expense	(1,775)	(1,713)
Included in interest expense on long-term debt is interest on lease liabilities of $194 million and $218 million for 2025 and 2024, respectively.
Capitalized interest was calculated using an average rate of 4.6% and 4.5% for 2025 and 2024, respectively, which represents the weighted average interest rate on our outstanding long-term debt.
28 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 8     Impairment of assets
2025
During the third quarter of 2025, we identified indicators of impairment for our Bell Media TV services, radio markets and OOH advertising business, due to a decline in legacy advertising demand and spending in the linear advertising market as we transition to digital. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill for the Bell Media group of CGUs.
We recognized $976 million of impairment charges for English and French TV services, radio markets and our OOH advertising business within our Bell Media segment. These charges included $554 million allocated to indefinite-life intangible assets for broadcast licences, spectrum and other licences and brands, $250 million allocated to program and feature film rights, $103 million allocated to property, plant and equipment for network, infrastructure and equipment and assets under construction, $47 million allocated to software, $18 million allocated to prepaid expenses and inventory, and $4 million allocated to finite-life intangible assets mainly for trademarks. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2025 to December 31, 2030, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 2%, as well as market multiple data from public companies and market transactions. A negative change to any of these assumptions and projections may result in further impairment charges for certain groups of CGUs. After impairments, the carrying value of the impacted CGUs was $352 million.
There was no impairment of Bell Media goodwill. See Note 23, Goodwill, for further details.
We recorded $51 million of additional impairment charges in 2025 related to various assets within our Bell CTS Canada segment.
2024
During the third quarter of 2024, we identified indicators of impairment for our Bell Media TV services and radio markets, due to a further decline in advertising demand and spending in the linear advertising market. Accordingly, impairment testing was required for certain groups of CGUs as well as for goodwill for the Bell Media group of CGUs.
We recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2024 to December 31, 2029, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 0%, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of the impacted CGUs was $811 million.
In Q3 2024, we recorded $1,132 million of impairment charges for goodwill. See Note 23, Goodwill, for further details.
Additionally in 2024, we recorded impairment charges of $100 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 9     Net gains on investments
2025
In 2025, BCE completed the previously announced sale of substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc. for $170 million. We have received proceeds of $65 million and expect to receive $25 million in 2027 and up to $80 million will also be received in 2027 contingent on the achievement of certain performance objectives. A gain on sale of $57 million was recorded. See Note 17, Assets and liabilities held for sale, for additional details.
In 2025, BCE completed the previously announced disposition of its minority stake in Maple Leaf Sports and Entertainment Ltd. (MLSE). We recorded gross proceeds of $4.7 billion and an income tax liability of $542 million. A gain on sale of $5.2 billion was recorded. See Note 17, Assets and liabilities held for sale, for additional details.
2024
In 2024, we recorded a gain on investment of $69 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Note 10     Other income (expense)

For the year ended December 31	Note		2025	2024
Net early debt redemption gains		26	249	—
Interest income			79	123
Equity income (losses) from investments in associates and joint ventures	17,	21
Loss on investment			—	(247)
Operations			8	10
Losses on retirements and disposals of property, plant and equipment and intangible assets			(26)	(38)
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans		30	(9)	(269)
Other			(14)	59
Total other income (expense)			287	(362)
Equity income (losses) from investments in associates and joint ventures
We recorded a loss on investment of $247 million in 2024, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in MLSE. See Note 17, Assets and liabilities held for sale, for additional details.

30 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 11     Income taxes
The following table shows the significant components of income taxes deducted from net earnings.

For the year ended December 31	2025	2024
Current taxes
Current taxes	(1,084)	(494)
Uncertain tax positions	22	4
Change in estimate relating to prior periods	11	8
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(216)	(120)
Change in estimate relating to prior periods	(11)	(7)
Recognition and utilization of loss carryforwards	85	29
Previously unrecognized tax benefits	—	3
Total income taxes	(1,193)	(577)
The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for both 2025 and 2024.

For the year ended December 31	2025	2024
Net earnings	6,514	375
Add back income taxes	1,193	577
Earnings before income taxes	7,707	952
Applicable statutory tax rate	26.8%	26.8%
Income taxes computed at applicable statutory rates	(2,065)	(255)
Non-taxable portion of net gains on investments	850	18
Uncertain tax positions	22	4
Impairment of goodwill	—	(303)
Change in estimate relating to prior periods	—	1
Non-taxable portion of equity losses	—	(66)
Previously unrecognized tax benefits	—	3
Other	—	21
Total income taxes	(1,193)	(577)
Average effective tax rate	15.5%	60.6%
The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

For the year ended December 31	2025		2024
	Other comprehensive income	Deficit	Other comprehensive income	Deficit
Current taxes	—	1	—	—
Deferred taxes	(464)	1	(128)	(26)
Total income taxes (expense) recovery	(464)	2	(128)	(26)

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

Net deferred tax liability	Non-capital loss carry-forwards	Post-employment benefit plans	Indefinite-life intangible assets	Property, plant and equipment and finite-life intangible assets (1)	Lease liabilities (1)	Other	Total
January 1, 2024	36	(443)	(1,805)	(4,069)	1,288	220	(4,773)
Income statements	31	25	148	(213)	(102)	16	(95)
Business acquisitions	—	(3)	(5)	(116)	32	(2)	(94)
Other comprehensive (loss) income	—	(213)	—	—	—	85	(128)
Deficit	—	—	—	—	—	(26)	(26)
Reclassified to liabilities (assets) held for sale	—	—	—	3	(3)	—	—
Other	6	—	—	2	—	—	8
December 31, 2024	73	(634)	(1,662)	(4,393)	1,215	293	(5,108)
Income statements	84	12	90	(167)	(88)	(73)	(142)
Business acquisitions	243	20	(37)	(520)	12	64	(218)
Other comprehensive loss	—	(229)	—	—	—	(235)	(464)
Deficit	—	—	—	—	—	1	1
Net foreign exchange differences	(3)	—	—	5	—	—	2
Reclassified to liabilities (assets) held for sale	—	—	—	2	(2)	—	—
Other	—	—	(4)	(3)	—	9	2
December 31, 2025	397	(831)	(1,613)	(5,076)	1,137	59	(5,927)
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.
At December 31, 2025, BCE had $1,636 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $397 million for $1,632 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2036 to indefinitely.
•did not recognize a deferred tax asset for $4 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2033 to 2045.
At December 31, 2025, BCE had $54 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.
At December 31, 2024, BCE had $281 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $73 million for $277 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2036 to 2044.
•did not recognize a deferred tax asset for $4 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2036 to 2044.
At December 31, 2024, BCE had $55 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.

32 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 12     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

For the year ended December 31	2025	2024
Net earnings attributable to common shareholders - basic	6,305	163
Dividends declared per common share (in dollars)	2.31	3.99
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	929.1	912.3
Assumed exercise of stock options (1)	—	—
Weighted average number of common shares outstanding - diluted (in millions)	929.1	912.3
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 5,503,174 in 2025 and 6,545,819 in 2024.

Note 13     Trade and other receivables

For the year ended December 31	Note	2025	2024
Trade receivables (1)		4,113	4,305
Allowance for revenue adjustments		(158)	(191)
Allowance for doubtful accounts	30	(164)	(120)
Current tax receivable		348	112
Commodity taxes receivable		10	7
Other accounts receivable		325	376
Total trade and other receivables		4,474	4,489
(1)The details of securitized receivables are set out in Note 25, Debt due within one year.
Wireless device financing plan receivables
Wireless device financing plan receivables represent amounts owed to us under financing agreements that have not yet been billed. The current portion of these balances is included in Trade receivables within the Trade and other receivables line item on our statements of financial position and the long-term portion is included within the Other non-current assets line item on our statements of financial position.
The following table summarizes our wireless device financing plan receivables.

For the year ended December 31	Note	2025	2024
Current		1,076	1,063
Non-current	22	399	410
Total wireless device financing plan receivables (1)		1,475	1,473
(1)Excludes allowance for doubtful accounts and allowance for revenue adjustments on the current portion of $39 million and $45 million at December 31, 2025 and December 31, 2024, respectively, and allowance for doubtful accounts on the non-current portion of $11 million and $12 million at December 31, 2025 and December 31, 2024, respectively.

Note 14     Inventory

For the year ended December 31	2025	2024
Wireless devices and accessories	230	239
Merchandise and other	159	181
Total inventory	389	420
The total amount of inventory subsequently recognized as an expense in cost of revenues was $2,988 million and $3,133 million for 2025 and 2024, respectively.

Note 15     Contract assets and liabilities
The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

			Contract assets (1)		Contract liabilities
For the year ended December 31	Note		2025	2024	2025	2024
Opening balance, January 1			759	735	1,124	1,088
Revenue recognized included in contract liabilities at the beginning of the year			—	—	(856)	(834)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year			104	102	—	—
Increase in contract liabilities during the year			—	—	958	895
Increase in contract liabilities included in contract assets during the year			(87)	(108)	—	—
Increase in contract assets from revenue recognized during the year			905	789	—	—
Contract assets transferred to trade receivables			(692)	(635)	15	20
(Dispositions) acquisitions	4,	17	(28)	1	47	13
Contract terminations transferred to trade receivables			(63)	(62)	9	2
Other			(51)	(63)	(51)	(60)
Ending balance, December 31			847	759	1,246	1,124
(1)Net of allowance for doubtful accounts of $12 million and $18 million at December 31, 2025 and December 31, 2024, respectively. See Note 30, Financial and capital management, for additional details.

Note 16     Contract costs
The table below provides a reconciliation of the contract costs balance.

For the year ended December 31	Note	2025	2024
Opening balance, January 1		1,590	1,412
Incremental costs of obtaining a contract and contract fulfillment costs		1,035	969
Amortization included in operating costs		(811)	(791)
Dispositions	17	(6)	—
Ending balance, December 31		1,808	1,590
Contract costs are amortized over periods ranging from 12 to 84 months.

34 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 17     Assets and liabilities held for sale
Bell Media radio stations
In the first half of 2025, Bell Media completed the sale of substantially all of the 45 radio stations and related assets. Proceeds for the stations and other radio related assets are expected to be $53 million, resulting in an expected gain of $6 million to be recorded in the income statements. As of December 31, 2025, Bell Media had received proceeds of $44 million and recorded a gain of $3 million in Other income (expense) in the income statements and a loss of $6 million in Net gains on investments in the income statements. Completion of the sale is expected in the first half of 2026.
Our results for the years ended December 31, 2025 and 2024 included revenues for these radio stations of $9 million and $35 million and are recorded in the Bell Media segment. The transaction did not have a significant impact on our net earnings for 2025 and 2024.
OUTEDGE advertising displays
On June 7, 2024, Bell Media completed the acquisition of OUTEDGE. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media was required to dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays. In April 2025, Bell Media completed the sale of these advertising displays for net proceeds of $14 million, resulting in a gain of $4 million recorded in Other income (expense) in the income statements.
Home security and monitored alarm assets
In Q2 2025, BCE entered into an agreement to sell substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc. On October 1, 2025, BCE completed the previously announced sale to a.p.i. ALARM Inc. for $170 million. We have received proceeds of $65 million and expect to receive $25 million in 2027 and up to $80 million will also be received in 2027 contingent on the achievement of certain performance objectives. A gain on sale of $57 million was also recorded in Net gains on investments in the income statements.
Intangible assets included in assets held for sale were no longer amortized effective June 2025.
Our results for the years ended December 31, 2025 and 2024 included revenues for the home security and monitored alarm assets of $48 million and $69 million, respectively, and are recorded in the Bell CTS Canada segment. The transaction did not have a significant impact on our net earnings for 2025 and 2024.
Minority stake in MLSE
On July 1, 2025, BCE completed the previously announced disposition of its minority stake in MLSE. We recorded gross proceeds of $4.7 billion and an income tax liability of $542 million. A gain on sale of $5.2 billion was also recorded in Net gains on investments in the income statements.
Included in liabilities held for sale in our statements of financial position at December 31, 2024 was a net liability of $493 million which reflects BCE's share of an obligation to repurchase at fair value the minority interest in MLSE. As of September 18, 2024, BCE no longer recorded equity income or losses from the investment or any changes to the fair value of the obligation to repurchase the minority interest in MLSE.
Our results for the year ended December 31, 2024 included equity income of $6 million, recorded in Other income (expense) in the income statements.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at December 31, 2025 and December 31, 2024.

For the year ended December 31	Note			2025	2024
Assets held for sale:
Bell Media radio stations
Property, plant and equipment			18	—	12
Intangible assets			20	—	26
Goodwill			23	—	17
OUTEDGE advertising displays
Property, plant and equipment	4	,	18	—	22
Intangible assets	4	,	20	—	3
Other
Trade and other receivables				3	—
Property, plant and equipment			18	3	—
Intangible assets			20	1	—
Total assets held for sale				7	80
Liabilities held for sale:
Minority stake in MLSE			10	—	493
Bell Media radio stations
Long-term debt				—	7
Deferred tax liabilities				—	6
Other non-current liabilities				—	2
OUTEDGE advertising displays
Debt due within one year				—	3
Long-term debt				—	18
Other
Trade payables and other liabilities				3	—
Debt due within one year				4	—
Long-term debt				3	—
Total liabilities held for sale				10	529
Net assets held for sale				(3)	(449)

36 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 18     Property, plant and equipment

For the year ended December 31, 2025	Note	Network infrastructure and equipment (1)	Land and buildings (1)	Assets under construction	Total
Cost
January 1, 2025		76,151	10,161	2,225	88,537
Additions		1,983	515	2,080	4,578
Business acquisitions	4	3,000	537	435	3,972
Transfers		1,163	3	(2,149)	(983)
Retirements and disposals		(2,791)	(109)	(5)	(2,905)
Impairment (losses) reversals recognized in earnings	8	(135)	12	—	(123)
Reclassified to assets held for sale	17	(1)	(2)	—	(3)
Net foreign exchange differences		(23)	(4)	(5)	(32)
December 31, 2025		79,347	11,113	2,581	93,041
Accumulated depreciation
January 1, 2025		52,681	5,855	—	58,536
Depreciation		3,319	542	—	3,861
Retirements and disposals		(2,764)	(80)	—	(2,844)
Transfers		9	(15)	—	(6)
Net foreign exchange differences		(1)	—	—	(1)
Other		(40)	(6)	—	(46)
December 31, 2025		53,204	6,296	—	59,500
Net carrying amount
January 1, 2025		23,470	4,306	2,225	30,001
December 31, 2025		26,143	4,817	2,581	33,541
(1)Includes right-of-use assets. See Note 19, Leases, for additional details.

For the year ended December 31, 2024	Note	Network infrastructure and equipment (1)	Land and buildings (1)	Assets under construction	Total
Cost
January 1, 2024		74,676	9,805	2,355	86,836
Additions		2,092	430	2,107	4,629
Business acquisitions	4	72	184	10	266
Transfers		881	79	(2,239)	(1,279)
Retirements and disposals		(1,484)	(232)	(8)	(1,724)
Impairment losses recognized in earnings	8	(85)	(95)	—	(180)
Reclassified to assets held for sale	17	(1)	(10)	—	(11)
December 31, 2024		76,151	10,161	2,225	88,537
Accumulated depreciation
January 1, 2024		50,926	5,558	—	56,484
Depreciation		3,245	513	—	3,758
Retirements and disposals		(1,447)	(214)	—	(1,661)
Other		(43)	(2)	—	(45)
December 31, 2024		52,681	5,855	—	58,536
Net carrying amount
January 1, 2024		23,750	4,247	2,355	30,352
December 31, 2024		23,470	4,306	2,225	30,001
(1)Includes right-of-use assets. See Note 19, Leases, for additional details.

Note 19     Leases
Right-of-use assets
BCE’s significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in Property, plant and equipment in the statements of financial position.

For the year ended December 31, 2025	Note	Network infrastructure and equipment	Land and buildings	Total
Cost
January 1, 2025		4,421	4,999	9,420
Additions		379	473	852
Transfers		(282)	(93)	(375)
Business acquisitions		—	52	52
Lease terminations		(668)	(56)	(724)
Impairment (losses) reversals recognized in earnings	8	(8)	17	9
Reclassified to assets held for sale	17	—	(2)	(2)
December 31, 2025		3,842	5,390	9,232
Accumulated depreciation
January 1, 2025		2,397	2,470	4,867
Depreciation		461	413	874
Transfers		(141)	(20)	(161)
Lease terminations		(660)	(29)	(689)
December 31, 2025		2,057	2,834	4,891
Net carrying amount
January 1, 2025		2,024	2,529	4,553
December 31, 2025		1,785	2,556	4,341

For the year ended December 31, 2024	Note	Network infrastructure and equipment	Land and buildings	Total
Cost
January 1, 2024		4,271	4,774	9,045
Additions		444	327	771
Transfers		(245)	(5)	(250)
Business acquisitions		—	140	140
Lease terminations		(49)	(141)	(190)
Impairment losses recognized in earnings	8	—	(86)	(86)
Reclassified to assets held for sale	17	—	(10)	(10)
December 31, 2024		4,421	4,999	9,420
Accumulated depreciation
January 1, 2024		2,103	2,216	4,319
Depreciation		464	384	848
Transfers		(135)	2	(133)
Lease terminations		(35)	(132)	(167)
December 31, 2024		2,397	2,470	4,867
Net carrying amount
January 1, 2024		2,168	2,558	4,726
December 31, 2024		2,024	2,529	4,553

38 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Leases in net earnings
The following table provides the expenses related to leases recognized in net earnings.

For the year ended December 31	2025	2024
Interest expense on lease liabilities	194	218
Variable lease payment expenses not included in the measurement of lease liabilities	112	116
Expenses for leases of low value assets	77	69
Expenses for short-term leases	31	31
Leases in the statements of cash flows
Total cash outflow related to leases was $1,537 million and $1,567 million for the year ended December 31, 2025 and December 31, 2024, respectively.
Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows (statements of cash flows) was $1,127 million and $1,142 million for the years ended December 31, 2025 and 2024, respectively.
Additional disclosures
See Note 25, Debt due within one year, and Note 26, Long-term debt, for lease liabilities balances included in the statements of financial position.
See Note 30, Financial and capital management, for a maturity analysis of lease liabilities.
See Note 35, Commitments and contingencies, for leases committed but not yet commenced as at December 31, 2025.

Note 20     Intangible assets

		Finite-life					Indefinite-life
For the year ended December 31, 2025	Note	Software	Customer relation-ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences	Broadcast licences	Total	Total intangible assets
Cost
January 1, 2025		12,000	1,818	677	514	15,009	2,387	6,500	855	9,742	24,751
Additions		332	—	1,403	9	1,744	—	6	—	6	1,750
Business acquisitions	4	64	834	23	1	922	233	30	—	263	1,185
Transfers		920	—	—	13	933	(13)	—	—	(13)	920
Retirements and disposals		(579)	(43)	—	(35)	(657)	—	—	—	—	(657)
Impairment losses recognized in earnings	8	(48)	(1)	(250)	(3)	(302)	(43)	(17)	(523)	(583)	(885)
Amortization included in operating costs		—	—	(1,105)	—	(1,105)	—	—	—	—	(1,105)
Net foreign exchange differences		(1)	(5)	—	—	(6)	(2)	—	—	(2)	(8)
Reclassified to assets held for sale	17	—	(1)	—	—	(1)	—	—	—	—	(1)
December 31, 2025		12,688	2,602	748	499	16,537	2,562	6,519	332	9,413	25,950
Accumulated amortization
January 1, 2025		6,517	1,185	—	263	7,965	—	—	—	—	7,965
Amortization		1,225	124	—	28	1,377	—	—	—	—	1,377
Transfers		4	—	—	—	4	—	—	—	—	4
Retirements and disposals		(572)	(23)	—	(35)	(630)	—	—	—	—	(630)
December 31, 2025		7,174	1,286	—	256	8,716	—	—	—	—	8,716
Net carrying amount
January 1, 2025		5,483	633	677	251	7,044	2,387	6,500	855	9,742	16,786
December 31, 2025		5,514	1,316	748	243	7,821	2,562	6,519	332	9,413	17,234

		Finite-life					Indefinite-life
For the year ended December 31, 2024	Note	Software	Customer relation- ships	Program and feature film rights	Other	Total	Brands	Spectrum and other licences	Broadcast licences	Total	Total intangible assets
Cost
January 1, 2024		11,345	1,778	651	521	14,295	2,432	5,949	1,434	9,815	24,110
Additions		317	—	1,328	4	1,649	—	553	—	553	2,202
Business acquisitions	4	4	40	—	—	44	4	1	—	5	49
Transfers		1,279	—	—	—	1,279	—	—	—	—	1,279
Retirements and disposals		(860)	—	—	(1)	(861)	—	—	(1)	(1)	(862)
Impairment losses recognized in earnings	8	(85)	—	(144)	(10)	(239)	(49)	—	(578)	(627)	(866)
Amortization included in operating costs		—	—	(1,158)	—	(1,158)	—	—	—	—	(1,158)
Reclassified to assets held for sale	17	—	—	—	—	—	—	(3)	—	(3)	(3)
December 31, 2024		12,000	1,818	677	514	15,009	2,387	6,500	855	9,742	24,751
Accumulated amortization
January 1, 2024		6,193	1,089	—	219	7,501	—	—	—	—	7,501
Amortization		1,142	96	—	45	1,283	—	—	—	—	1,283
Retirements and disposals		(818)	—	—	(1)	(819)	—	—	—	—	(819)
December 31, 2024		6,517	1,185	—	263	7,965	—	—	—	—	7,965
Net carrying amount
January 1, 2024		5,152	689	651	302	6,794	2,432	5,949	1,434	9,815	16,609
December 31, 2024		5,483	633	677	251	7,044	2,387	6,500	855	9,742	16,786

40 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 21     Investments in associates and joint ventures
The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures, see Note 36, Related party transactions.
Statements of financial position

For the year ended December 31	2025	2024
Assets	1,473	1,531
Liabilities	(730)	(796)
Total net assets	743	735
BCE's share of net assets	396	341
Income statements

For the year ended December 31	Note	2025	2024
Revenues		1,691	2,426
Expenses		(1,676)	(2,906)
Total net gains (losses)		15	(480)
BCE’s share of net gains (losses)	10	8	(237)

Note 22     Other non-current assets

For the year ended December 31	Note	2025	2024
Long-term wireless device financing plan receivables	13	399	410
Long-term receivables		599	430
Derivative assets	30	73	224
Publicly-traded and privately-held investments	30	1,198	877
Investments (1)	30	246	225
Other		122	123
Total other non-current assets		2,637	2,289
(1)These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 23     Goodwill
The following tables provide details about the changes in the carrying amounts of goodwill for the years ended December 31, 2025 and 2024. BCE’s groups of CGUs for purposes of goodwill impairment testing correspond to our reporting segments.

For the year ended December 31, 2025	Note	Bell CTS Canada	Bell CTS U.S.	Bell Media	BCE
Cost
January 1, 2025		8,266	—	3,127	11,393
Acquisitions and disposition	4	20	3,022	(53)	2,989
Net foreign exchange differences		—	(19)	—	(19)
December 31, 2025		8,286	3,003	3,074	14,363
Accumulated impairment
January 1, 2025		—	—	(1,132)	(1,132)
December 31, 2025		—	—	(1,132)	(1,132)
Net carrying amount
January 1, 2025		8,266	—	1,995	10,261
December 31, 2025		8,286	3,003	1,942	13,231

For the year ended December 31, 2024	Note	Bell CTS	Bell Media	BCE
Cost
January 1, 2024		8,099	2,843	10,942
Acquisitions	4	167	284	451
December 31, 2024		8,266	3,127	11,393
Accumulated impairment
January 1, 2024		—	—	—
Impairment losses	8	—	(1,132)	(1,132)
December 31, 2024		—	(1,132)	(1,132)
Net carrying amount
January 1, 2024		8,099	2,843	10,942
December 31, 2024		8,266	1,995	10,261
Impairment testing
Goodwill is tested for impairment annually in Q4 and also when there is an indication that goodwill might be impaired by comparing the carrying value of a CGU or group of CGUs to its recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal and value in use.
In Q3 2024, due to a continued decline in advertising demand and spending in the linear advertising market for Bell Media TV services and radio markets, there was an indicator that goodwill might be impaired for the Bell Media group of CGUs. Consequently, an impairment charge of $1,132 million was recognized in Impairment of assets in the income statements.
Recoverable amount
The recoverable amount for the Bell CTS Canada group of CGUs is its value in use. The recoverable amount for each of the Bell CTS U.S. and Bell Media groups of CGUs is its fair value less cost of disposal.
The recoverable amount for our groups of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, adjusted EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance, including any impact from changes in interest rates and inflation.
Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.
The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.
42 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

The following table shows the key assumptions used to estimate the recoverable amounts of our groups of CGUs.

	Assumptions used
Groups of CGUs	Perpetuity growth rate	Discount rate
Bell CTS Canada	1.5%	7.0%
Bell CTS U.S.	3.5%	9.0%
Bell Media	0.5%	10.8%
We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amount of the Bell CTS Canada group of CGUs is based would not cause its carrying amount to exceed its recoverable amount.
For the Bell CTS U.S. group of CGUs, a decrease of 1.2% in the perpetuity growth rate or an increase of 1.0% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.
For the Bell Media group of CGUs, a decrease of 2.1% in the perpetuity growth rate or an increase of 1.2% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 24     Trade payables and other liabilities

For the year ended December 31	Note	2025	2024
Trade payables and accruals		2,817	2,961
Compensation payable		547	543
Severance and other costs payable		193	157
Commodity taxes payable		118	146
Derivative liabilities	30	76	41
Provisions	27	55	65
Other current liabilities		586	594
Total trade payables and other liabilities		4,392	4,507

Note 25     Debt due within one year

For the year ended December 31	Note	Weighted average interest rate at December 31, 2025	2025	2024
Notes payable (1)	30	2.40%	2,566	2,203
Loans secured by receivables (2)	30	3.29%	1,594	1,600
Supplier finance arrangements due within one year	26	4.00%	70	73
Long-term debt due within one year (3)	26	4.10%	1,925	3,793
Total debt due within one year			6,155	7,669
(1)Includes commercial paper of $1,861 million in U.S. dollars ($2,550 million in Canadian dollars) and $1,522 million in U.S. dollars ($2,190 million in Canadian dollars) as at December 31, 2025 and December 31, 2024, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 30, Financial and capital management, for additional details.
(2)Loans secured by receivables totaled $1,163 million in U.S. dollars ($1,594 million in Canadian dollars) and $1,112 million in U.S. dollars ($1,600 million in Canadian dollars) as at December 31, 2025 and December 31, 2024, respectively, and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 30, Financial and capital management, for additional details.
(3)Included in long-term debt due within one year is the current portion of lease liabilities of $933 million and $1,088 million as at December 31, 2025 and December 31, 2024, respectively.
Securitized receivables
Our securitized receivables program is recorded as floating rate revolving loans secured by certain receivables. The securitization program includes a financing cost that varies based on our performance of certain sustainability performance targets.
The following table provides further details on our securitized receivables program during 2025 and 2024.

For the year ended December 31	2025	2024
Average interest rate throughout the year	3.78%	5.50%
Securitized receivables	3,470	3,405
Maximum amount available under our securitization program	2,300	2,300
We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in June 2027 unless terminated prior to maturity. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.
We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.
The lenders have no further claim on our other assets if customers do not pay the amounts owed.
Credit facilities
Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency.
On September 23, 2025, Bell Canada entered into a $500 million in U.S. dollars ($692 million in Canadian dollars) unsecured term loan agreement to finance certain transactions in the U.S. On September 26, 2025, $500 million in U.S. dollars ($697 million in Canadian dollars) was drawn under this loan agreement. The term loan is repayable at maturity in September 2032. The loan agreement has been designated as a net investment hedge of Bell Canada’s investment in Ziply Fiber. See Note 30, Financial and capital management, for additional details.
On April 14, 2025, Bell Canada entered into a $700 million in U.S. dollars ($972 million in Canadian dollars) unsecured committed term loan agreement to finance certain purchase obligations. A first loan advance in the amount of $228 million in U.S. dollars ($315 million in Canadian dollars) was made on April 29, 2025. On August 19, 2025, a second loan advance in the amount of $148 million in U.S. dollars ($206 million in Canadian dollars) was made. On November 4, 2025, a third loan advance in the amount of $111 million in U.S. dollars ($157 million in Canadian dollars) was made. Subsequent to year end, on January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.

44 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

On November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million unsecured term loan facility (Ziply Term Facility) denominated in U.S. dollars ($5,048 million in Canadian dollars) that was available to be drawn to finance the acquisition of Ziply Fiber. In Q1 2025 and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,387 million in Canadian dollars) in the aggregate amount of the Commitment Letter. On April 15, 2025, Bell Canada made further reductions of $225 million in U.S. dollars ($314 million in Canadian dollars) in the aggregate amount of the Commitment Letter. On July 2, 2025, Bell Canada terminated the Ziply Term Facility and canceled the remaining $2,510 million in U.S. dollars ($3,419 million in Canadian dollars) in the aggregate amount of the Commitment Letter as a result of the completion of the previously announced disposition of its minority stake in MLSE.
The table below is a summary of our total bank credit facilities at December 31, 2025.

	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available
Committed credit facilities
Unsecured revolving and expansion credit facilities (1) (2)	4,000	—	—	2,550	1,450
Unsecured committed term loan facility	960	668	—	—	292
Unsecured term loan facility	686	686	—	—	—
Unsecured non-revolving credit facilities	641	55	—	—	586
Other	106	—	71	—	35
Total committed credit facilities	6,393	1,409	71	2,550	2,363
Non-committed credit facilities
Bell Canada	1,840	—	604	—	1,236
Total non-committed credit facilities	1,840	—	604	—	1,236
Total committed and non-committed credit facilities	8,233	1,409	675	2,550	3,599
(1)Bell Canada’s $2.7 billion committed revolving credit facility expires in December 2030 and its $1.3 billion committed expansion credit facility expires in December 2028.
(2)As of December 31, 2025, Bell Canada’s outstanding commercial paper included $1,861 million in U.S. dollars ($2,550 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year.
Restrictions
Some of our credit agreements:
•require us to meet specific financial ratios
•require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada
We are in compliance with all conditions and restrictions under such credit agreements.

Note 26     Long-term debt

For the year ended December 31	Note	Weighted average interest rate at December 31, 2025	Maturity	2025	2024
Debt securities
1997 trust indenture (1)		4.42%	2026-2055	17,502	20,273
1976 trust indenture		9.38%	2027-2054	975	975
2016 U.S. trust indenture (2)		4.37%	2032-2054	7,840	9,445
1996 trust indenture (subordinated)		8.21%	2026-2031	275	275
2025 Canadian trust indenture (subordinated)		5.63%	2055	1,250	—
2025 U.S. trust indenture (subordinated) (3)		6.94%	2055	3,088	—
Lease liabilities		4.24%	2026-2069	4,309	4,591
Bell Mobility trade loan (4)				—	863
Unsecured committed term loan facility (5)		4.40%	2026-2029	668	—
Unsecured term loan facility (6)		5.38%	2032	686	—
Supplier finance arrangements		4.00%	2026-2030	165	197
Other				312	243
Total debt				37,070	36,862
Net unamortized discount				(8)	(29)
Unamortized debt issuance costs				(163)	(132)
Less amounts due within one year:
Supplier finance arrangements	25			(70)	(73)
Long-term debt	25			(1,925)	(3,793)
Total long-term debt				34,904	32,835
(1)At December 31, 2025 and 2024, $1,995 million and $1,300 million, respectively, have been swapped from fixed to floating using interest rate swaps. As at December 31, 2025 and 2024, $525 million has been swapped from fixed to floating with forward interest rate swaps starting in 2028. See Note 30, Financial and capital management, for additional details.
(2)At December 31, 2025 and 2024, notes issued under the 2016 U.S. trust indenture totaled $5,706 million and $6,550 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 30, Financial and capital management, for additional details.
(3)At December 31, 2025, notes issued under the 2025 U.S. trust indenture (subordinated) totaled $2,250 million in U.S. dollars, and have been hedged for foreign currency and interest rate fluctuations with foreign exchange swaps, interest rate swaps and cross currency interest rate swaps. See Note 30, Financial and capital management, for additional details.
(4)In 2025, Bell Mobility Inc. (Bell Mobility) early redeemed the $600 million in U.S. dollars loan incurred under the Bell Mobility trade loan agreement. The loan agreement had been hedged for foreign currency fluctuations. See Note 30, Financial and capital management, for additional details.
(5)At December 31, 2025, loans incurred under the unsecured committed term loan facility totaled $487 million in U.S. dollars and have been hedged for foreign currency fluctuations with cross currency swaps. See Note 30, Financial and capital management, for additional details.
(6)At December 31, 2025, loans incurred under the unsecured term loan facility totaled $500 million in U.S. dollars to partially hedge the U.S. currency exposure related to our net investment in Ziply Fiber. See Note 30, Financial and capital management, for additional details.
Bell Canada's debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture and 2025 U.S. trust indenture (subordinated), which have been issued in U.S. dollars. All debt securities were issued at a fixed interest rate. We have entered into interest rate and cross currency interest rate derivatives to manage interest rate risk as disclosed in Note 30, Financial and capital management.
Supplier finance arrangements
Supplier finance arrangements are agreements whereby a finance provider pays amounts to a participating supplier in respect of invoices owed by BCE and receives the settlement from BCE at a later date. These arrangements have an average term of 5 years, whereas comparable trade payables would have payment terms between 30 and 60 days.
Restrictions
Some of our debt agreements:
•impose covenants and new issue tests
•require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements
We are in compliance with all conditions and restrictions under such debt agreements.
46 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

All outstanding debt securities have been issued under trust indentures, are unsecured and have been guaranteed by BCE. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.
2025
On December 8, 2025, Bell Canada redeemed, prior to maturity, all of its 3.55% Series M-41 medium-term note (MTN) debentures, that had an outstanding principal amount of $750 million, for an aggregate purchase price of $750 million. We recognized early debt redemption costs of $1 million, which were recorded in Other income (expense) in the income statements, primarily due to losses on terminated bond locks.
On August 28, 2025, Bell Canada redeemed, prior to maturity, all of the Secured Fiber Network Revenue Term Notes (Term Notes) originally issued by Ziply Fiber, that had an outstanding principal amount of $1,594 million in U.S. dollars ($2,192 million in Canadian dollars), for an aggregate purchase price of $1,672 million in U.S. dollars ($2,300 million in Canadian dollars). We recognized early debt redemption costs of $109 million, which were recorded in Other income (expense) in the income statements and which included adjustments to the provisional estimates of the fair value assigned to the Term Notes. See Note 4, Business acquisitions and disposition, for additional details.
On August 20, 2025, Bell Canada redeemed, prior to maturity, all of the Secured Fiber Network Revenue Funding Notes (Funding Notes) originally issued by Ziply Fiber, that had an outstanding principal amount of $367 million in U.S. dollars ($509 million in Canadian dollars), for an aggregate purchase price of $367 million in U.S. dollars ($509 million in Canadian dollars).
On August 19, 2025, Bell Canada repurchased, in the open market, a principal amount of $7 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $90 million, which mature on March 17, 2051, for a cash purchase price of $6 million. We recognized early debt redemption gains of $1 million, which were recorded in Other income (expense) in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities.
On August 14, 2025, Bell Canada issued, under its 1997 trust indenture:
•3.65% Series M-64 MTN debentures, with a principal amount of $400 million, which mature on August 14, 2029
•4.30% Series M-65 MTN debentures, with a principal amount of $500 million, which mature on March 14, 2033
•4.70% Series M-66 MTN debentures, with a principal amount of $600 million, which mature on March 14, 2036
•5.25% Series M-67 MTN debentures, with a principal amount of $500 million, which mature on August 14, 2055
As a result of the acquisition of Ziply Fiber on August 1, 2025, Bell Canada assumed Ziply Fiber's outstanding debt of $1.94 billion in U.S. dollars ($2.68 billion in Canadian dollars).
On June 30, 2025, Bell Mobility early redeemed the $600 million in U.S. dollars ($819 million in Canadian dollars) loan incurred under the Bell Mobility trade loan agreement. The loan agreement had been hedged for foreign currency fluctuations. See Note 30, Financial and capital management, for additional details.
On June 12, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $105 million of its 4.35% Series M-39 MTN debentures, that had an outstanding principal amount of $500 million, which mature on December 18, 2045
•a principal amount of $100 million of its 4.45% Series M-45 MTN debentures, that had an outstanding principal amount of $500 million, which mature on February 27, 2047
•a principal amount of $35 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $119 million, which mature on September 30, 2050
•a principal amount of $460 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $550 million, which mature on March 17, 2051 for an aggregate cash purchase price of $602 million.
As a result of these cash tender offers, in Q2 2025, we recognized early debt redemption gains of $91 million, which were recorded in Other income (expense) in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities.
On March 27, 2025, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on July 29, 2049
•a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars), which mature on March 17, 2051
•a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on February 15, 2032

•a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars), which mature on February 15, 2052
•a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars), which mature on August 15, 2052 for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars).
In addition, on the same date, Bell Canada repurchased, pursuant to a tender offer, a principal amount of $1,131 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million, which mature on September 30, 2050, for a cash purchase price of $896 million.
As a result of these cash tender offers, in Q1 2025, we recognized early debt redemption gains of $266 million, which were recorded in Other income (expense) in the income statements, primarily due to the fair value discount, offset by recognition of unamortized debt issue costs related to these debt securities and losses on terminated cross currency interest rate swaps.
On March 27, 2025, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series C (Series C Notes) with a principal amount of $1,250 million, which initially bear interest at an annual rate of 5.625% and reset every five years starting on March 27, 2030 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%, which mature on March 27, 2055. Bell Canada may redeem the Series C Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset date.
On February 18, 2025, Bell Canada issued, under its U.S. subordinated trust indenture dated as of February 18, 2025 as supplemented and amended from time to time (2025 U.S. Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series A (Series A Notes), with a principal amount of $1,000 million in U.S. dollars ($1,416 million in Canadian dollars), which initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%, which mature on September 15, 2055. Additionally, on the same date, Bell Canada issued, under its 2025 U.S. Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series B (Series B Notes), with a principal amount of $1,250 million in U.S. dollars ($1,771 million in Canadian dollars), which initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%, which mature on September 15, 2055. Bell Canada may redeem either of the Series A Notes or Series B Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The Series A Notes and Series B Notes have been hedged for foreign currency and interest rate fluctuations with foreign exchange swaps having maturity dates in 2025, interest rate swaps having maturity dates in 2030 and 2035 and cross currency interest rate swaps having maturity dates in 2030 and 2035. See Note 30, Financial and capital management, for additional details.
The Series M-64, M-65, M-66, M-67 MTN debentures and the Series A Notes, Series B Notes and Series C Notes are fully and unconditionally guaranteed by BCE.
Subsequent to year end, on February 12, 2026, Bell Canada issued, under its 2025 Canadian Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series D (Series D Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.375% and reset every five years starting on May 12, 2031 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.388%, provided that the interest rate during any five-year interest period will not reset below 5.375%, which mature on May 12, 2056. Additionally, on the same date, Bell Canada issued, under its 2025 Canadian Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series E (Series E Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.875% and reset every five years starting on May 12, 2036 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.440%, provided that the interest rate during any five-year interest period will not reset below 5.875%, which mature on May 12, 2056. Bell Canada may redeem either of the Series D Notes or Series E Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates.
2024
On May 24, 2024, Bell Canada issued, under its 1997 trust indenture, 5.60% Series M-61 MTN debentures, with a principal amount of $400 million, which mature on August 11, 2053. The Series M-61 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-63 MTN debentures, with a principal amount of $1.1 billion, which mature on August 24, 2034.
On February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been
48 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 30, Financial and capital management, for additional details.
The Series M-61 and M-63 MTN debentures and the Series US-9 and US-10 Notes are fully and unconditionally guaranteed by BCE.

Note 27     Provisions

For the year ended December 31	Note	AROs	Other (1)	Total
January 1, 2025		161	192	353
Additions		25	28	53
Usage		(7)	(34)	(41)
Reversals		(1)	(11)	(12)
December 31, 2025		178	175	353
Current	24	29	26	55
Non-current	29	149	149	298
December 31, 2025		178	175	353
(1)Other includes environmental, legal, vacant space and other provisions.
AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Note 28     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.
We operate our DB and DC pension plans under applicable legislation in Canada and in the U.S., which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Risk and Pension Fund Committee, a committee of our board of directors.
The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.
The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.
Components of post-employment benefit plans service cost

For the year ended December 31	2025	2024
DB pension	(125)	(134)
DC pension	(132)	(136)
OPEBs	(1)	(1)
Less:
Capitalized benefit plans cost	60	63
Total post-employment benefit plans service cost	(198)	(208)

Components of post-employment benefit plans financing income

For the year ended December 31	2025	2024
DB pension	133	99
OPEBs	(31)	(33)
Total net return on post-employment benefit plans	102	66
The statements of comprehensive income include the following amounts before income taxes.

	2025	2024
Cumulative gains recognized directly in equity, January 1	1,228	432
Actuarial gains in other comprehensive income (1)	881	984
Increase in the effect of the asset limit in other comprehensive income (2)	(22)	(188)
Cumulative gains recognized directly in equity, December 31	2,087	1,228
(1)The cumulative actuarial gains recognized in the statements of comprehensive income are $2,729 million at December 31, 2025.
(2)The cumulative increase in the effect of the asset limit recognized in the statements of comprehensive income is $642 million at December 31, 2025.
Components of post-employment benefit assets (obligations)
The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

		DB pension plans		OPEB plans		Total
	Note	2025	2024	2025	2024	2025	2024
Post-employment benefit obligations, January 1		(20,134)	(20,595)	(1,054)	(1,074)	(21,188)	(21,669)
Current service cost		(125)	(134)	(1)	(1)	(126)	(135)
Interest on obligations		(924)	(927)	(48)	(49)	(972)	(976)
Actuarial gains (1)		437	214	36	—	473	214
Benefit payments		1,404	1,349	69	70	1,473	1,419
Employee contributions		(7)	(8)	—	—	(7)	(8)
Business combinations	4	(181)	(33)	(43)	—	(224)	(33)
Other		(2)	—	—	—	(2)	—
Post-employment benefit obligations, December 31		(19,532)	(20,134)	(1,041)	(1,054)	(20,573)	(21,188)
Fair value of plan assets, January 1		24,188	23,768	370	330	24,558	24,098
Expected return on plan assets (2)		1,104	1,062	17	16	1,121	1,078
Actuarial gains (1)		401	737	7	33	408	770
Benefit payments		(1,404)	(1,349)	(69)	(70)	(1,473)	(1,419)
Employer contributions		50	48	59	61	109	109
Employee contributions		7	8	—	—	7	8
Transfers to DC plans		(127)	(132)	—	—	(127)	(132)
Business combinations	4	201	47	—	—	201	47
Refundable tax		(6)	—	—	—	(6)	—
Other		(1)	(1)	—	—	(1)	(1)
Fair value of plan assets, December 31		24,413	24,188	384	370	24,797	24,558
Plan asset (deficit)		4,881	4,054	(657)	(684)	4,224	3,370
Effect of asset limit		(1,018)	(960)	—	—	(1,018)	(960)
Interest on effect of asset limit		(47)	(36)	—	—	(47)	(36)
Post-employment benefit asset (liability), December 31		3,816	3,058	(657)	(684)	3,159	2,374
Post-employment benefit assets		4,310	3,578	—	—	4,310	3,578
Post-employment benefit obligations		(494)	(520)	(657)	(684)	(1,151)	(1,204)
(1)Actuarial gains include experience gains of $391 million in 2025 and $809 million in 2024.
(2)The actual return on plan assets was $1,529 million or 6.4% in 2025 and $1,848 million or 8.1% in 2024.

50 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Funded status of post-employment benefit plans
The following table shows the funded status of our post-employment benefit obligations.

	Funded		Partially funded (1)		Unfunded (2)		Total
For the year ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Present value of post-employment benefit obligations	(18,981)	(19,558)	(1,347)	(1,425)	(245)	(205)	(20,573)	(21,188)
Fair value of plan assets	24,355	24,123	442	435	—	—	24,797	24,558
Plan surplus (deficit)	5,374	4,565	(905)	(990)	(245)	(205)	4,224	3,370
Effect and interest of asset limit	(1,065)	(996)	—	—	—	—	(1,065)	(996)
Post-employment benefit asset (liability)	4,309	3,569	(905)	(990)	(245)	(205)	3,159	2,374
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.
Significant assumptions
We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB pension plans and OPEB plans
For the year ended December 31	2025	2024
Post-employment benefit obligations
Discount rate	4.9%	4.7%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate (1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.2	23.4
(1)Cost of living indexation rate is only applicable to DB pension plans.

	DB pension plans and OPEB plans
For the year ended December 31	2025	2024
Net post-employment benefit plans cost
Discount rate	4.8%	4.7%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate (1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.4	23.4
(1) Cost of living indexation rate is only applicable to DB pension plans.
The weighted average duration of the post-employment benefit obligation is 10 years.
We assumed the following trend rates in healthcare costs:
•an annual increase in the cost of medication of 6.5% for 2025 decreasing to 4.0% over 20 years
•an annual increase in the cost of covered dental benefits of 4.5%
•an annual increase in the cost of covered hospital benefits of 3.8%
•an annual increase in the cost of other covered healthcare benefits of 4.5%
Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.
The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

Effect on post-employment benefits - increase (decrease)	1% increase	1% decrease
Total service and interest cost	2	(2)
Post-employment benefit obligations	55	(47)

Sensitivity analysis
The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		Impact on net post-employment benefit plans cost for 2025 – increase (decrease)		Impact on post-employment benefit obligations at December 31, 2025 – increase (decrease)
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(79)	76	(1,026)	1,102
Cost of living indexation rate	0.5%	54	(42)	997	(800)
Life expectancy at age 65	1 year	41	(40)	782	(782)
Post-employment benefit plan assets
The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.
The following table shows the target allocations for 2025 and the allocation of our post-employment benefit plan assets at December 31, 2025 and 2024.

	Weighted average target allocation	Total plan assets fair value
Asset category	2025	December 31, 2025	December 31, 2024
Equity securities	0%-40%	14%	13%
Debt securities	40%-100%	52%	53%
Alternative investments	0%-60%	34%	34%
Total		100%	100%
The following table shows the fair value of the DB pension plan assets for each category.

For the year ended December 31	2025	2024
Observable markets data
Equity securities
Canadian	759	862
Foreign	2,577	2,344
Debt securities
Canadian	10,075	11,117
Foreign	2,224	1,426
Money market	357	257
Non-observable markets inputs
Alternative investments
Private equities	1,077	1,066
Hedge funds	1,543	1,301
Real estate and infrastructure	4,452	4,341
Private debt	1,325	1,451
Other	24	23
Total	24,413	24,188
Equity securities included less than $0.1 million of BCE common shares and less than 0.1% of total plan assets, at December 31, 2025 and December 31, 2024.
Debt securities included approximately $36 million of Bell Canada debentures, or 0.1% of total plan assets, at December 31, 2025 and approximately $41 million of Bell Canada debentures, or 0.2% of total plan assets, at December 31, 2024.
The Bell Canada Pension Plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $3 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments.

52 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Cash flows
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.
We contribute to the DC pension plans as employees provide service.
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB plans		DC plans		OPEB plans
For the year ended December 31	2025	2024	2025	2024	2025	2024
Contributions/payments	(44)	(48)	(5)	(4)	(59)	(61)
We expect to contribute approximately $30 million to our DB pension plans in 2026, subject to actuarial valuations being completed. We expect to contribute approximately $5 million to the DC pension plans and to pay approximately $60 million to beneficiaries under OPEB plans in 2026.

Note 29     Other non-current liabilities

For the year ended December 31	Note	2025	2024
Provisions	27	298	288
Long-term disability benefits obligation		266	271
Derivative liabilities	30	639	863
Other		262	224
Total other non-current liabilities		1,465	1,646

Note 30     Financial and capital management
Financial management
Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.
Derivatives
We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares.
Fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.
The carrying values of cash, cash equivalents, short-term investments, trade and other receivables, trade payables and other liabilities, interest payable, dividends payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of long-term receivables, including wireless device financing plan receivables, approximates fair value given that their average remaining duration is short and their carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments. The carrying values of our term loan facilities and the Bell Mobility trade loans approximate fair value given they bear interest at a variable rate.
The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

					December 31, 2025		December 31, 2024
	Classification	Fair value methodology	Note		Carrying value	Fair value	Carrying value	Fair value (1)
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	25,	26	31,236	31,286	31,247	30,022
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.

54 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				Fair value
	Classification	Note	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	22	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(513)	—	(513)	—
Investments	Other non-current assets	22	246	—	246	—
December 31, 2024
Publicly-traded and privately-held investments (3)	Other non-current assets	22	877	35	—	842
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(368)	—	(368)	—
Investments	Other non-current assets	22	225	—	225	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income (loss) to the Deficit in the statements of financial position when realized.
Credit risk
We are exposed to credit risk from operating activities and certain customer financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.
We are exposed to credit risk if counterparties to our trade and other receivables, contract assets, derivative instruments and long-term receivables, including wireless device financing plan receivables, are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2025 and 2024. We deal with financial institutions that have investment-grade credit ratings and we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of changes in interest rates and inflation.
The following table provides the change in allowance for doubtful accounts for trade receivables.

	Note	2025	2024
Balance, January 1		(120)	(118)
Additions (1)		(235)	(169)
Usage and reversals		191	167
Balance, December 31	13	(164)	(120)
(1)Includes $38 million from the acquisition of Ziply Fiber in 2025. See Note 4, Business acquisitions and disposition for additional details.
In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

At December 31	2025	2024
Trade receivables not past due	3,321	3,346
Trade receivables past due
Under 60 days	383	484
60 to 120 days	171	240
Over 120 days	74	115
Trade receivables, net of allowance for doubtful accounts	3,949	4,185
The following table provides the change in allowance for doubtful accounts for contract assets.

	Note	2025	2024
Balance, January 1		(18)	(18)
Additions		(18)	(20)
Usage and reversals		24	20
Balance, December 31		(12)	(18)
Current		(7)	(6)
Non-current		(5)	(12)
Balance, December 31	15	(12)	(18)
Liquidity risk
Our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new debt, to the extent available.
The following table is a maturity analysis for recognized financial liabilities at December 31, 2025 for each of the next five years and thereafter.

At December 31, 2025	Note	2026	2027	2028	2029	2030	Thereafter	Total
Total debt, excluding lease liabilities	26	1,064	2,042	2,404	2,028	2,075	23,148	32,761
Lease liabilities (1)	26	1,091	693	483	396	390	2,196	5,249
Notes payable	25	2,566	—	—	—	—	—	2,566
Loan secured by receivables	25	1,594	—	—	—	—	—	1,594
Interest payable on long-term debt, notes payable and loan secured by receivables		1,675	1,533	1,470	1,363	1,272	17,258	24,571
Net payments (receipts) on cross currency interest rate swaps and interest rate swaps		15	(7)	(13)	(27)	74	(491)	(449)
Total		8,005	4,261	4,344	3,760	3,811	42,111	66,292
(1)Includes imputed interest of $940 million.
We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.
Market risk
Currency exposures
In 2025, we entered into and subsequently settled deal contingent foreign exchange forward contracts with a notional amount of $905 million in U.S. dollars ($1,241 million in Canadian dollars) and foreign exchange forward contracts with a notional amount of $1,019 million in U.S. dollars ($1,402 million in Canadian dollars) to hedge the U.S. currency exposure related to the Ziply Fiber purchase cost. We also designated U.S. dollar cash deposits of $3,545 million ($4,908 million in Canadian dollars) to hedge the U.S. currency exposure related to the Ziply Fiber purchase cost. A net gain of $7 million from settlement of the foreign exchange forwards and cash deposits is reflected in the Ziply Fiber purchase cost.
In 2025, we designated an unsecured term loan of $500 million in U.S. dollars ($697 million in Canadian dollars) to partially hedge the U.S. currency exposure related to our net investment in Ziply Fiber.
In 2025, we entered into amortizing cross currency interest rate swaps with a notional amount of $487 million in U.S. dollars ($678 million in Canadian dollars) to hedge the U.S. currency exposure on other debt maturing in 2029. The fair value of the
56 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

amortizing cross currency interest rate swaps at December 31, 2025 was a net liability of $11 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2025, we terminated cross currency interest rate swaps entered into in 2023 and 2024 with a notional amount of $600 million in U.S. dollars ($814 million in Canadian dollars) used to hedge the U.S. currency exposure of loans maturing in 2025 and 2026 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at the date of termination was $4 million.
In 2025, following the repurchase of a portion of certain debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $174 million in U.S. dollars ($235 million in Canadian dollars) relating to our Series US-2 Notes, $79 million in U.S. dollars ($100 million in Canadian dollars) relating to our Series US-4 Notes, $183 million in U.S. dollars ($230 million in Canadian dollars) relating to our Series US-5 Notes, $191 million in U.S. dollars ($241 million in Canadian dollars) relating to our Series US-6 Notes and $217 million in U.S. dollars ($276 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $110 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes and Series B Notes described below.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,000 million in U.S. dollars ($1,398 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. These foreign exchange swaps were terminated in 2025. The fair value of the foreign exchange swaps at the dates of termination was a net liability of $12 million, reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes described below.
In 2025, we entered into foreign exchange swaps with a notional amount of $1,250 million in U.S. dollars ($1,769 million in Canadian dollars) to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The foreign exchange swaps matured in 2025. The fair value of the foreign exchange swaps at maturity was $13 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $828 million in U.S. dollars ($1,167 million in Canadian dollars), maturing in 2025, to hedge the U.S. currency exposure of our Series B Notes. In 2025, we terminated a portion of these foreign exchange swaps with a notional amount of $456 million in U.S. dollars ($643 million in Canadian dollars). The fair value of the foreign exchange swaps at the date of termination was a liability of $24 million, of which $14 million is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series B Notes described below. The remaining foreign exchange swaps with a notional amount of $372 million in U.S. dollars ($524 million in Canadian dollars) matured in 2025. The fair value of the foreign exchange swaps at maturity was a liability of $2 million. Subsequently, we entered into foreign exchange swaps with a notional amount of $372 million in U.S. dollars ($521 million in Canadian dollars, which reflects the net liability of the matured foreign exchange swaps). The fair value of the foreign exchange swaps at December 31, 2025 was a net liability of $13 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $1,000 million in U.S. dollars ($1,468 million in Canadian dollars), maturing in 2030, to hedge the U.S. currency exposure of our Series A Notes maturing in 2055. The fair value of the cross currency interest rate swaps at December 31, 2025 was a net liability of $69 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps and an initial liability of $12 million on termination of the foreign exchange swaps, both noted above, and an initial asset of $9 million on termination of the interest rate swaps noted below.
In 2025, we entered into cross currency interest rate swaps with a notional amount of $878 million in U.S. dollars ($1,288 million in Canadian dollars), maturing in 2035 to hedge the U.S. currency exposure of our Series B Notes maturing in 2055. The fair value of the cross currency interest rate swaps at December 31, 2025 was a net liability of $59 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. This fair value reflects an initial net liability of $55 million on termination of the cross currency swaps noted above and an initial liability of $14 million related to the terminated foreign exchange swaps also noted above. In 2024, we entered into cross currency interest rate swaps with a notional amount of $700 million in U.S. dollars ($942 million in Canadian dollars) to hedge the U.S. currency exposure of our US-9 Notes maturing in 2034. The fair value of the cross currency interest rate swaps at December 31, 2025 and 2024 was a net liability of $4 million recognized in Other current assets and Other non-current liabilities and a net asset of $5 million recognized in Other current assets and Other non-current liabilities, respectively, in the statements of financial position. In 2024, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars) to hedge the U.S. currency exposure of our US-10 Notes maturing in 2054. In connection with these swaps, cross currency basis rate swaps outstanding at December 31, 2023 with a notional amount of $644 million were settled. The fair value of the cross currency interest rate swaps at December 31, 2025 and 2024 was a net liability of $17 million recognized in Other current assets and Other non-current liabilities and a net liability of $44 million recognized in Other current assets and Other non-current liabilities, respectively, in the statements of financial position.
See Note 4, Business acquisitions and disposition, Note 25, Debt due within one year and Note 26, Long-term debt, for additional details.

The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2025.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,167	CAD	1,604	2026	Loans
Cash flow	USD	1,874	CAD	2,602	2026	Commercial paper
Cash flow	USD	641	CAD	852	2026	Anticipated purchases
Cash flow	PHP	3,299	CAD	79	2026	Anticipated purchases
Cash flow	USD	440	CAD	589	2027	Anticipated purchases
Economic - call options	USD	120	CAD	158	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	348	USD	240	2026	Anticipated purchases
Economic - put options	USD	161	CAD	212	2026	Anticipated purchases
Economic - put options	CAD	148	USD	110	2026	Anticipated purchases
Economic - call options	USD	150	CAD	197	2027	Anticipated purchases
Economic - put options	USD	120	CAD	158	2027	Anticipated purchases
Economic - options (2)	USD	100	CAD	135	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program. See Note 25, Debt due within one year, for additional information.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $22 million (loss of $15 million) recognized in net earnings at December 31, 2025 and a gain of $146 million (loss of $126 million) recognized in Other comprehensive income at December 31, 2025, with all other variables held constant.
Interest rate exposures
In 2025, we entered into interest rate swaps with a notional amount of $200 million to hedge the fair value of our Series M-45 MTN debentures maturing in 2047 and interest rate swaps with a notional amount of $200 million, maturing in 2028, to hedge the interest cost of these debentures. The fair value of the interest rate swaps at December 31, 2025 was a net liability of $9 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2025, we entered into interest rate swaps with a notional amount of $300 million to hedge the fair value of our Series M-65 MTN debentures maturing in 2033. The fair value of the interest rate swaps at December 31, 2025 was a net liability of $1 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2025, we entered into an interest rate swap with a notional amount of $300 million to hedge the fair value of our Series M-66 MTN debentures maturing in 2036. The fair value of the interest rate swap at December 31, 2025 was a net liability of $3 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2025, we sold interest rate swaptions with a notional amount of $690 million, maturing in 2030 and 2035, to hedge economically the fair value of our Series A Notes and Series B Notes maturing in 2055 for $3 million. The interest rate swaptions were terminated or expired unexercised.
In 2025, we entered into bond forwards with a notional amount of $300 million to hedge economically the cost to repurchase a portion of our Series M-55 MTN debentures maturing in 2051. The fair value of the bond forwards at their maturity in 2025 was a loss of $3 million.
In 2025, we entered into and subsequently terminated interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2030, to hedge the fair value of our Series A Notes maturing in 2055. The fair value of the interest rate swaps at the dates of termination was an asset of $9 million, which is reflected in the initial fair value of the cross currency interest rate swaps relating to our Series A Notes described above.
In 2025, we entered into interest rate swaps with a notional amount of $372 million in U.S. dollars ($531 million in Canadian dollars), maturing in 2035, to hedge the fair value of our Series B Notes maturing in 2055. The fair value of the interest rate swaps at December 31, 2025 was a net asset of $4 million recognized in Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In 2025, we terminated interest rate floors with a notional amount of $350 million used to hedge economically the interest cost of our Series M-62 MTN debentures maturing in 2029. In 2025, we also terminated interest rate swaps with a notional amount of $105 million used to hedge the fair value of these debentures. The fair value of the interest rate floors and interest rate swaps at the date of termination was nil.
58 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

In 2025, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $423 million, maturing in 2055, to hedge the interest rate exposure on future debt issuances. The fair value of the forward starting interest rate swaps upon issuance of our M-67 MTN debentures was an asset of $25 million.
In 2025, we entered into and subsequently terminated forward starting cross currency basis rate swaps with a notional amount of $350 million in U.S. dollars ($500 million in Canadian dollars) to hedge economically the basis rate on the termination of the cross currency interest rate swaps noted above. The fair value of the forward starting cross currency basis rate swaps at the date of termination was a liability of $3 million.
In 2024, we terminated interest rate swaps with a notional amount of $625 million used to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we entered into and subsequently terminated forward starting interest rate swaps effective from 2026 with a notional amount of $336 million used to hedge the fair value of our US-10 Notes maturing in 2054. The fair value of the forward starting interest rate swaps at the date of termination was an asset of $20 million.
In 2024, we terminated interest rate swaps with a notional amount of $250 million used to hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we terminated interest rate swaps with a notional amount of $200 million, maturing in 2025 and 2032, used to hedge the fair value of our Series M-57 MTN debentures maturing in 2032. The fair value of the interest rate swaps at the date of termination was an asset of $6 million.
In 2024, we entered into forward starting interest rate swaps, effective from 2025, with a notional amount of $800 million in U.S. dollars ($1,080 million in Canadian dollars), of which $400 million in U.S. dollars matures in each of 2030 and 2035, to hedge the interest rate exposure on future U.S. dollar debt issuances. Also in 2024, we terminated a portion of these forward starting interest rate swaps with a notional amount of $250 million in U.S. dollars ($338 million in Canadian dollars). The fair value of the forward starting interest rate swaps at the date of termination was an asset of $7 million. The fair value of the remaining forward starting interest rate swaps with a notional amount of $550 million in U.S. dollars ($742 million in Canadian dollars), of which $275 million in U.S. dollars matures in each of 2030 and 2035, at their effective start date in 2025 and at December 31, 2024 was an asset of $50 million and $38 million, respectively, recognized in Other non-current assets in the statements of financial position.
In 2024, we sold U.S. dollar interest rate swaptions with a notional amount of $214 million in U.S. dollars ($289 million in Canadian dollars) to hedge economically the fair value of future U.S. dollar debt issuances. The interest rate swaptions were terminated or expired unexercised.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $300 million to hedge economically the fair value of our M-17 MTN debentures maturing in 2035. The interest rate swaptions expired unexercised.
In 2024, we sold interest rate swaptions, expiring in 2024, with a notional amount of $750 million to hedge economically the fair value of our M-53 MTN debentures maturing in 2027. Interest rate swaptions with a notional amount of $625 million were settled. The fair value of the interest rate swaptions at the date of settlement was a liability of $6 million. The remaining interest rate swaptions expired unexercised.
In 2024, we purchased and subsequently terminated interest rate options, expiring in 2026, with a notional amount of $440 million used to hedge economically the interest cost of our M-62 MTN debentures maturing in 2029. The fair value of the interest rate options at the date of termination was an asset of $1 million.
See Note 25, Debt due within one year and Note 26, Long-term debt, for additional details.
A 1% increase (decrease) in interest rates would result in a loss of $32 million (gain of $26 million) recognized in net earnings at December 31, 2025, and a gain of $3 million (loss of $4 million) recognized in Other comprehensive income at December 31, 2025, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at December 31, 2025 and December 31, 2024 was a net liability of $187 million and $429 million, respectively, recognized in Other current assets, Other non-current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $9 million and $269 million for the year ended December 31, 2025 and 2024, respectively, relating to the equity forward contracts is recognized in Other income (expense) in the income statements. See Note 32, Share-based payments, for additional details.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $16 million recognized in net earnings at December 31, 2025, with all other variables held constant.

Capital management
We have various capital policies, procedures and processes which are utilized to seek to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
Our definition of capital includes equity attributable to BCE shareholders, debt, cash, cash equivalents and short-term investments.
In 2025, the key ratio that we used to monitor and manage our capital structure was a net debt leverage ratio (1). In 2025 and 2024, our net debt leverage ratio target range was 3.0 times adjusted EBITDA. At December 31, 2025, and December 31, 2024, we had exceeded the limit of our internal net debt leverage ratio target range by 0.78 and 0.81, respectively.
We believe that certain investors and analysts use our net debt leverage ratio as a measure of financial leverage and health of the company.
The following table provides a summary of our key ratio.

At December 31	2025	2024
Net debt leverage ratio	3.78	3.81
On February 5, 2026, the board of directors of BCE declared a quarterly dividend of $0.4375 per common share, payable on April 15, 2026.
On May 7, 2025, the Board established the annualized dividend at $1.75 per BCE common share, effective starting from the July 15, 2025 dividend payment date.
Additionally, on May 7, 2025, the Board determined that common shares distributed under BCE's Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) will no longer be issued from treasury at a 2% discount to the average market price of the common shares preceding the applicable dividend payment date (the Average Market Price) and will rather be purchased by BCE's agent, TSX Trust Company, on the secondary market with cash provided by BCE. The modifications became effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice. See Note 31, Share capital, for additional details.
In both Q4 2024 and Q4 2025, BCE renewed its normal course issuer bid program (NCIB) with respect to its First Preferred Shares. See Note 31, Share capital, for additional details.

(1)Our net debt leverage ratio represents net debt divided by adjusted EBITDA. As of December 31, 2025, we define net debt as debt due within one year plus long-term debt and 50% of outstanding preferred shares, less 50% of junior subordinated debt included within long-term debt, and less cash, cash equivalents and short-term investments, as shown in our statements of financial position. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
60 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 31     Share capital
Preferred shares
BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.
The following table provides a summary of the principal terms of BCE’s First Preferred Shares that were issued and outstanding as at December 31, 2025. There were no Second Preferred Shares issued and outstanding at December 31, 2025. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Number of shares issued and outstanding	Stated capital
							December 31, 2025	December 31, 2024
Q	floating	Series R	December 1, 2030	At any time	$25.50	—	—	—
R (1)	4.733%	Series Q	December 1, 2030	December 1, 2030	$25.00	6,913,600	173	190
S	floating	Series T	November 1, 2026	At any time	$25.50	1,875,977	47	50
T (1)	4.99%	Series S	November 1, 2026	November 1, 2026	$25.00	5,041,533	126	129
Y	floating	Series Z	December 1, 2027	At any time	$25.50	5,382,087	135	149
Z (1)	5.346%	Series Y	December 1, 2027	December 1, 2027	$25.00	2,387,648	60	66
AA (1)	4.94%	Series AB	September 1, 2027	September 1, 2027	$25.00	10,186,378	260	285
AB	floating	Series AA	September 1, 2027	At any time	$25.50	6,062,639	155	163
AC (1)	5.08%	Series AD	March 1, 2028	March 1, 2028	$25.00	6,160,274	157	161
AD	floating	Series AC	March 1, 2028	At any time	$25.50	10,944,329	279	299
AE	floating	Series AF	February 1, 2030	At any time	$25.50	3,220,472	80	146
AF (1)	5.496%	Series AE	February 1, 2030	February 1, 2030	$25.00	10,507,633	263	221
AG (1)	3.37%	Series AH	May 1, 2026	May 1, 2026	$25.00	8,097,685	202	208
AH	floating	Series AG	May 1, 2026	At any time	$25.50	4,188,913	105	116
AI (1)	3.39%	Series AJ	August 1, 2026	August 1, 2026	$25.00	8,738,340	218	224
AJ	floating	Series AI	August 1, 2026	At any time	$25.50	3,776,360	94	96
AK (1)	3.306%	Series AL	December 31, 2026	December 31, 2026	$25.00	19,242,741	481	535
AL (2)	floating	Series AK	December 31, 2026	At any time		1,489,288	37	43
AM (1)	2.939%	Series AN	March 31, 2026	March 31, 2026	$25.00	8,861,751	203	228
AN (2)	floating	Series AM	March 31, 2026	At any time		950,322	22	23
AQ (1)	6.538%	Series AR	September 30, 2028	September 30, 2028	$25.00	7,727,909	191	201
AR (3)	floating	Series AQ	September 30, 2033	At any time		—	—	—
							3,288	3,533
(1)BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years thereafter.
(2)BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2026 and March 31, 2026, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
(3)If Series AR First Preferred Shares are issued on September 30, 2028, BCE may redeem such shares at $25.00 per share on September 30, 2033 and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AR Preferred Shares at $25.50 per share on any date which is not a Series conversion date for such series of First Preferred Shares.
Normal course issuer bid for BCE First Preferred Shares
On November 6, 2025, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 11, 2025 to November 10, 2026, or an earlier date should BCE complete its purchases under the NCIB.
In 2025, BCE repurchased and canceled 9,848,200 First Preferred Shares under its NCIB with a stated capital of $245 million for a total cost of $182 million. The remaining $63 million was recorded to contributed surplus.
Subsequent to year end, BCE repurchased and canceled 1,169,641 First Preferred Shares under its NCIB with a stated capital of $29 million for a total cost of $24 million. The remaining $5 million was recorded to contributed surplus.

On November 7, 2024, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX. The NCIB extended from November 11, 2024 to November 10, 2025.
In 2024, BCE repurchased and canceled 5,346,488 First Preferred Shares under its NCIB with a stated capital of $134 million for a total cost of $92 million. The remaining $42 million was recorded to contributed surplus.
Voting rights
All of the issued and outstanding First Preferred Shares at December 31, 2025 are non-voting, except under special circumstances when the holders are entitled to one vote per share.
Priority and entitlement to dividends
The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.
Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.
Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.
Conversion features
All of the issued and outstanding First Preferred Shares at December 31, 2025 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.
Common shares and Class B shares
BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2025 and 2024.
The following table provides details about the outstanding common shares of BCE.

	2025		2024
	Number of shares	Stated capital	Number of shares	Stated capital
Outstanding, January 1	912,283,103	20,860	912,274,545	20,859
Shares issued under deferred share plan	715	—	8,558	1
Shares issued under dividend reinvestment plan	20,241,999	633	—	—
Outstanding, December 31	932,525,817	21,493	912,283,103	20,860
Discounted Treasury Dividend Reinvestment Plan
In Q4 2024, BCE amended its DRP to provide, at the BCE board of directors’ discretion, for the issuance of new common shares from treasury at a 2% discount to the Average Market Price commencing with the dividend payable on January 15, 2025 to eligible shareholders as of the December 16, 2024 record date, and subsequent periods.
On January 15, 2025, 9,540,786 common shares were issued from treasury under the DRP to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.
On April 15, 2025, 10,701,213 common shares were issued from treasury under the DRP to shareholders of record on March 14, 2025 holding 312,818,741 common shares, for $319 million.
On May 7, 2025, the Board determined that common shares distributed under BCE's DRP will no longer be issued from treasury at a 2% discount to the average market price and will rather be purchased by BCE's agent, TSX Trust Company, on the secondary market with cash provided by BCE. The modifications became effective commencing with the dividend payable on July 15, 2025 to eligible holders of common shares as of the June 16, 2025 record date, and subsequently until further notice.
62 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Contributed surplus
Contributed surplus in 2025 and 2024 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 32     Share-based payments
The following share-based payment amounts are included in Operating costs in the income statements.

For the year ended December 31	2025	2024
RSUs and PSUs	(61)	(52)
ESP and DSUs	(29)	(32)
Total share-based payments	(90)	(84)
Description of the plans
ESP
The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Employees can choose to have up to 12% of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also contributes up to 2% of the employee’s eligible annual earnings to the plan. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.
The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.
At December 31, 2025, 4,360,087 common shares were authorized for issuance from treasury under the ESP. At December 31, 2025 and 2024, there were 1,436,100 and 1,239,411 unvested employer ESP contributions, respectively.
RSUs/PSUs
RSUs/PSUs are granted to executives and other eligible employees. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based mainly on their level and position. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and if performance objectives are met for PSUs, as determined by the board of directors.
The following table summarizes RSUs/PSUs outstanding at December 31, 2025 and 2024.

Number of RSUs/PSUs	2025	2024
Outstanding, January 1	3,578,900	3,412,812
Granted (1)	2,357,223	1,236,690
Dividends credited	377,264	284,530
Settled	(1,184,961)	(1,296,656)
Forfeited	(159,573)	(58,476)
Outstanding, December 31	4,968,853	3,578,900
Vested, December 31 (2)	1,238,636	1,090,574
(1)The weighted average fair value of the RSUs/PSUs granted was $35 in 2025 and $50 in 2024.
(2)The RSUs/PSUs vested on December 31, 2025 were fully settled in February 2026 with BCE common shares and/or DSUs.

DSUs
Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other eligible employees elect or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.
At December 31, 2025 and 2024, there were 2,264,207 and 3,560,305 DSUs outstanding, respectively.
Stock options
Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:
•the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant
•the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant
At December 31, 2025, in addition to the stock options outstanding, 6,477,438 common shares were authorized for issuance under these plans. Options vest after three years of continuous employment from the date of grant. Vested options can be exercised for a period of ten years from the date of grant.
The following table summarizes stock options outstanding at December 31, 2025 and 2024.

	2025		2024
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding, January 1	6,545,819	61	7,484,561	61
Forfeited or expired	(1,042,645)	57	(938,742)	59
Outstanding and exercisable, December 31	5,503,174	62	6,545,819	61
The following table provides additional information about BCE’s stock option plans at December 31, 2025 and 2024.

	Stock options outstanding
	2025			2024
Range of exercise prices	Number	Weighted average remaining life (years)	Weighted average exercise price ($)	Number	Weighted average remaining life (years)	Weighted average exercise price ($)
$50-$59	2,348,283	3	58	3,390,928	3	58
$60 & above	3,154,891	4	65	3,154,891	5	65
	5,503,174	4	62	6,545,819	4	61

64 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 33     Additional cash flow information
The following tables provide reconciliations of changes in assets and liabilities arising from financing activities.

	Note	Debt due within one year and long-term debt	Derivative to hedge foreign currency on debt (1)	Dividends payable	Other liabilities (2)	Total
January 1, 2025		40,504	(975)	933	5	40,467
Cash flows from (used in) financing activities
Increase in notes payable		475	(23)	—	—	452
Issue of long-term debt		7,809	—	—	—	7,809
Repayment of supplier finance arrangements (2)		(79)	—	—	—	(79)
Repayment of long-term debt		(10,013)		—	—	(10,013)
Cash dividends paid on common and preferred shares		—	—	(2,177)	—	(2,177)
Cash dividends paid by subsidiaries to non-controlling interests	37	—	—	(51)	—	(51)
Other financing activities		(74)	—	—	(115)	(189)
Total cash flows used in financing activities excluding equity		(1,882)	(23)	(2,228)	(115)	(4,248)
Non-cash changes arising from
Increase in lease liabilities		850	—	—	—	850
Dividends declared on common and preferred shares		—	—	2,305	—	2,305
Dividends declared by subsidiaries to non-controlling interests		—	—	51	—	51
Effect of changes in foreign exchange rates		(664)	664	—	—	—
Business acquisitions	4	2,757	—	—	—	2,757
Common shares issued under dividend reinvestment plan		—	—	(633)	—	(633)
Net early redemption (gains) losses on U.S. and CAD debentures		(599)	122	—	116	(361)
Additions to supplier finance arrangements		47	—	—	—	47
Reclass to liabilities held for sale	17	(7)	—	—	—	(7)
Other		53	20	(3)	—	70
Total non-cash changes		2,437	806	1,720	116	5,079
December 31, 2025		41,059	(192)	425	6	41,298
(1)Included in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
(2)Included in Repayment of long-term debt in the statements of cash flows.

	Note	Debt due within one year and long-term debt	Derivative to hedge foreign currency on debt (1)	Dividends payable	Other liabilities (2)	Total
January 1, 2024		36,177	(153)	910	78	37,012
Cash flows from (used in) financing activities
Increase in notes payable		1,817	128	—	—	1,945
Issue of long-term debt		3,834	—	—	—	3,834
Repayment of supplier finance arrangements (2)		(78)	—	—	—	(78)
Repayment of long-term debt		(3,289)	64	—	—	(3,225)
Cash dividends paid on common and preferred shares		—	—	(3,800)	—	(3,800)
Cash dividends paid by subsidiaries to non-controlling interests	37	—	—	(68)	—	(68)
Other financing activities		(27)	—	—	(4)	(31)
Total cash flows from (used in) financing activities excluding equity		2,257	192	(3,868)	(4)	(1,423)
Non-cash changes arising from
Increase in lease liabilities		774	—	—	—	774
Dividends declared on common and preferred shares		—	—	3,827	—	3,827
Dividends declared by subsidiaries to non-controlling interests		—	—	68	—	68
Effect of changes in foreign exchange rates		987	(987)	—	—	—
Business acquisitions	4	120	—	—	—	120
Reclassification to liabilities held for sale	17	(10)	—	—	—	(10)
Additions to supplier finance arrangements		58	—	—	—	58
Other		141	(27)	(4)	(69)	41
Total non-cash changes		2,070	(1,014)	3,891	(69)	4,878
December 31, 2024		40,504	(975)	933	5	40,467
(1)Included in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
(2)Included in Repayment of long-term debt in the statements of cash flows.

Note 34     Remaining performance obligations
The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2025.

	2026	2027	2028	2029	2030	Thereafter	Total
Bell CTS Canada	3,397	1,703	561	310	205	494	6,670
Bell CTS U.S.	13	3	3	3	1	3	26
Total	3,410	1,706	564	313	206	497	6,696
When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

66 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 35     Commitments and contingencies
Commitments
The following table is a summary of our contractual obligations at December 31, 2025 that are due in each of the next five years and thereafter.

	2026	2027	2028	2029	2030	Thereafter	Total
Commitments for property, plant and equipment and intangible assets	1,355	1,391	522	454	429	1,588	5,739
Purchase obligations	893	607	464	398	343	642	3,347
Leases committed not yet commenced	15	22	23	24	24	64	172
Total	2,263	2,020	1,009	876	796	2,294	9,258
Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.
Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.
Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.
Contingencies
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada. On March 27, 2025, the Supreme Court of Canada dismissed TekSavvy’s application for leave to appeal. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 5, 2026, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 36     Related party transactions
Subsidiaries
The following table shows BCE’s significant subsidiaries at December 31, 2025. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.
All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	Ownership percentage
Subsidiary	2025	2024
Bell Canada	100%	100%
Bell Mobility Inc.	100%	100%
Bell Media Inc.	100%	100%
Transactions with joint arrangements and associates
During 2025 and 2024, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint ventures and associates. Our joint ventures and associates include MLSE, up to the completion of the sale on July 1, 2025, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions to its investments.
In 2025, BCE recognized revenues and incurred expenses with our joint ventures and associates of $16 million (2024 – $9 million) and $145 million (2024 – $150 million), respectively.
BCE Master Trust Fund
Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $14 million for 2025 and 2024 from the Master Trust Fund. The details of BCE’s post-employment benefit plans are set out in Note 28, Post-employment benefit plans.
Compensation of key management personnel
The following table includes compensation of key management personnel for the years ended December 31, 2025 and 2024 included in our income statements. Key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our business activities and consists of our Board of Directors and our Executive Leadership Team.

For the year ended December 31	2025	2024
Wages, salaries, fees and related taxes and benefits	(18)	(19)
Post-employment benefit plans and OPEBs cost	(3)	(3)
Share-based compensation	(32)	(26)
Key management personnel compensation expense	(53)	(48)
68 BCE Inc. 2025 ANNUAL FINANCIAL REPORT

Note 37     Significant partly-owned subsidiary
The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).
Summarized statements of financial position

	CTV Specialty (1)
For the year ended December 31	2025	2024
Current assets	400	423
Non-current assets	768	733
Total assets	1,168	1,156
Current liabilities	164	164
Non-current liabilities	99	92
Total liabilities	263	256
Total equity attributable to BCE shareholders	634	631
NCI	271	269
(1)At December 31, 2025 and 2024, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
Selected income and cash flow information

	CTV Specialty (1)
For the year ended December 31	2025	2024
Operating revenues	970	991
Net earnings	179	100
Net earnings attributable to NCI	54	31
Total comprehensive income	174	108
Total comprehensive income attributable to NCI	52	34
Cash dividends paid to NCI	51	68
(1)CTV Specialty's net earnings and total comprehensive income include nil and $2 million directly attributable to NCI for 2025 and 2024, respectively.